SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 5, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]    No [X]

Table of Documents Submitted

Item
1.	Notice of convocation of the 5th Ordinary General Meeting of Shareholders of Millea Holdings, Inc. dated June 5, 2007

2.	English translation of the “Japanese Voting Card”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

June 5, 2007	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

[English Translation]

MILLEA HOLDINGS, INC.

2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

June 5, 2007

Notice of Convocation of

the 5th Ordinary General Meeting of Shareholders

To our shareholders:

You are cordially invited to attend the 5th Ordinary General Meeting of Shareholders of Millea Holdings, Inc. (“Millea Holdings” or the “Company”), which will be held on Monday, June 25, 2007 at 10:00 a.m. at the Rose Room, 2nd floor, Palace Hotel located at 1-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, for the purpose of considering and voting upon the following items:

Items to be reported:

1.	Business report, consolidated financial statements and the audit reports on consolidated financial statements prepared by the independent auditor and the Board of Corporate Auditors, respectively, for the fiscal year ended March 31, 2007 (April 1, 2006 to March 31, 2007).

2.	Non-consolidated financial statements for the fiscal year ended March 31, 2007 (April 1, 2006 to March 31, 2007).

Proposals to be acted upon:

Item 1.	Appropriation of Surplus

Item 2.	Election of Twelve (12) Directors

Item 3.	Election of Two (2) Corporate Auditors

Item 4.	Appointment of an Independent Auditor

If you do not expect to be present at the meeting, please vote either by completing and returning the enclosed voting card or by following the procedures for voting via the Internet.

Sincerely,

Kunio Ishihara
PRESIDENT

If any of the Reference Materials regarding the General Meeting of Shareholders, Business Report or consolidated and non-consolidated financial statements need to be revised, the revisions shall be posted on our website (http://www.millea.co.jp/).

(This is an English translation of the notice given by the Company prepared pursuant to Section 5.6 of the Deposit Agreement, amended as of October 6, 2006, by and among the Company, JPMorgan Chase Bank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.)

Information on Exercising Voting Rights via the Internet

Notice to holders of American Depositary Receipts: Please note that the following instructions are intended for registered holders of ordinary shares. Holders of American Depositary Receipts should follow the instructions given by JPMorgan Chase Bank, N.A., Depositary, which are set forth in the ADR Voting Instructions Card enclosed herewith.

If you choose to exercise your voting rights via the Internet, please note the following:

1. Exercising Voting Rights via the Internet

(1)	Through the use of a computer connected to the Internet, please access the website that has been designated by the Company as the website for exercising voting rights, “http://www.evote.jp/” and exercise your voting rights.

Notes: 1.	Access through mobile telephones, PDAs, game consoles, etc is not available.

2.	When using a dial-up connection through a commercial provider, charges may be imposed for the connection to the provider and/or communication with the applicable telecommunications company. You will be required to bear any such charges.

(2)	Please note that you may not be able to exercise your voting rights via the Internet due to your particular Internet environment, such as your security setting.

(3)	To login to the website to exercise your voting rights, the login ID and the temporary password listed in your voting card will be necessary. Please note that, as a protective measure against unauthorized access and tampering of the result of exercised voting rights, you will be asked to change the temporary password after you login to the website.

2. Inquiries

(1)	For inquiries concerning website access, please contact:

Mitsubishi UFJ Trust and Banking Corporation, Stock Transfer Agency Division

Telephone: 0120-858-696

Hours: 9:00 – 21:00, except Saturdays, Sundays and holidays

(2)	For inquiries other than the above, please contact:

Mitsubishi UFJ Trust and Banking Corporation, Stock Transfer Agency Division

Telephone: 0120-707-696

Hours: 9:00 – 17:00, except Saturdays, Sundays and holidays

To Institutional Investors:

“Electronic Proxy Voting Platform” managed by ICJ, Inc., a method for exercising the voting rights, will be available for institutional investors.

Exhibits

Business Report for the Fiscal Year Ended March 31, 2007

(From April 1, 2006 to March 31, 2007)

1. Matters Concerning the Insurance Holding Company

(1) Business Developments and Results

During the fiscal year ended March 31, 2007, while consumer spending remained rather sluggish, the Japanese economy continued to gradually expand, supported by a high level of corporate activity that continued from the previous fiscal year, resulting in improved earnings and increased capital expenditures.

The property and casualty insurance sector of the insurance industry, which reflected the strong economic climate in Japan, gradually expanded. In the life insurance sector of the insurance industry, the insurance companies took aggressive marketing approaches, with a particular focus on products such as individual annuity insurance. However, it transpired that there were a number of incidents in the insurance industry of improper handling of operations concerning insurance solicitation and the payment of insurance claims, which undermined customer and societal trust throughout the insurance industry in Japan.

In this environment, in March 2007, Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) and Nisshin Fire & Marine Insurance Co., Ltd. (“Nisshin Fire”), subsidiaries of Millea Holdings, Inc. (“Millea Holdings” or the “Company”), received administrative orders (a suspension order regarding certain operations and a business improvement order) from the Financial Services Agency regarding certain improper non-payment of insurance claims for their third-sector insurance products. These third sector products include medical insurance, cancer insurance, and income indemnity insurance. Subsequently, both companies have committed themselves to preventing the recurrence of such incidents and are engaged in intensive efforts to correct any deficiencies in the administration of their entire operations. Both companies are focused on regaining the trust of their customers and society as soon as possible. Millea Holdings takes the incidents caused by its subsidiaries with the utmost seriousness and reflects on them deeply, and is committed to managing the subsidiaries more attentively.

The Millea Group has been operating its businesses in accordance with its three-year plan named “Stage Expansion 2008,” which commenced in the fiscal year ended March 31, 2007, grounded in the principles designed to ensure the proper operation of business activities. In the following sections, we report on the activities of Millea Group and the results of Millea Group’s core businesses during the fiscal year ended March 31, 2007.

Property and Casualty Insurance Business

The property and casualty insurance business is the largest source of income for the Millea Group. Millea Holdings aims to solidify its continuous profit increases in this segment.

In September 2006, Millea Holdings completed a stock-for-stock exchange with Nisshin Fire, making Nisshin Fire a wholly-owned subsidiary. Millea Holdings intends to strengthen further the property and casualty insurance business of the Millea Group through the development of the alliance between Tokio Marine & Nichido and Nisshin Fire. By fully utilizing the strengths of Tokio Marine & Nichido as a leading company together with the strengths of Nisshin Fire in the retail market, Millea Holdings intends to improve the corporate value of the Millea Group.

The sales of the main automobile insurance product of Tokio Marine & Nichido, “Total Assist,” which combines the services of insurance and assistance, remained robust. This served as a driving force for our business results.

Tokio Marine & Nichido has been engaged in a reform of its operational processes called the “New Wind.” In the fiscal year ended March 31, 2007, “New Wind” continued to focus on the “cashless payment of premiums,” the “full implementation of early renewal of insurance policies,” and the “effective utilization of the on-line system for agents,” improving operational efficiency and ensuring proper operations. The “New Wind” process is to serve as the foundation for the upcoming business renovation project of the Millea Group named “Drastic Reform of Work Processes.”

In the fiscal year ended March 31, 2007, Tokio Marine & Nichido also worked on simplifying products and enhancing functions to handle payments of insurance claims, under the initiatives of the “Business Quality Improvement Commission.” Similarly, Nisshin Fire established an “Internal Control Headquarters” to institute and monitor stricter internal control. The two companies are dedicated to a thorough implementation of proper operational processes.

Life Insurance Business

Millea Holdings seeks to further grow the life insurance business as a core business of the Millea Group by strengthening its life insurance subsidiaries.

Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”) marked the tenth anniversary of its establishment in October, 2006. Tokio Marine & Nichido Life continued to experience steady growth through the development of innovative products, as well as the design and sale of insurance products made to meet customers’ needs. Tokio Marine & Nichido Life aspires to be an insurance company that can gain further confidence of consumers and agents by endeavoring to enhance proper operations, and committing itself to customer-oriented sales of life insurance policies.

Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (“Tokio Marine & Nichido Financial Life”) expanded its sales base through the outsourcing of sales to financial institutions, and actively sold individual variable annuity products through such institutions. As a result, the premium income of Tokio Marine & Nichido Financial Life topped 1 trillion yen in the fiscal year ended March 31, 2007.

With the objective of strengthening the financial base of its life insurance subsidiaries, Millea Holdings made an additional investment of 50 billion yen in Tokio Marine & Nichido Life and an additional investment of 20 billion yen in Tokio Marine & Nichido Financial Life, in the fiscal year ended March 31, 2007.

Overseas Insurance Business

Millea Holdings is continuously working to expand its overseas insurance business and is putting an emphasis on markets with attractive profitability and growth potential.

To further expand its property and casualty insurance business, and to acquire a new basis for its life insurance business in Singapore and Malaysia, Millea Holdings, through Tokio Marine & Nichido, acquired Asia General Holdings Limited. Significant advances in the overseas insurance business during the past several years have resulted in increasing its contribution to the earnings of the entire group.

Asset Management and Financing Operations

During the fiscal year ended March 31, 2007, Tokio Marine & Nichido, which provides the core asset management function for the Millea Group, focused on the enhancement and development of risk management as well as the improvement on investment returns. In order to meet the obligations for claims, maturity refunds and other payments, Tokio Marine & Nichido continued its efforts to strengthen its asset liability management and to ensure the stability and liquidity of its assets.

Millea Holdings took group-wide measures to expand its finance related business. This effort resulted in assets under the management of Tokio Marine Asset Management Co., Ltd. exceeding 4 trillion yen in the fiscal year ended March 31, 2007.

Tokio Marine & Nichido successively made active efforts to increase assets in corporate defined contribution pension plans under its administration in the fiscal year ended March 31, 2007. The number of sponsors with assets under our administration amounted to more than 1,800, which is a top-class performance among plan administrators.

Other Businesses

As for other businesses, Millea Holdings has created value, primarily in business domains related to “safety and security.”

Organizational restructuring within the Millea Group that was necessary for active business development has been implemented. For example, Tokio Marine & Nichido Medical Service Co., Ltd., operating mainly in medical/health-care services, became a direct subsidiary.

Other Matters

Millea Holdings conducted a stock split and introduced a unit share system to enhance the convenience to its current and potential investors. Starting from October 2006, Millea Holdings’ shares could be purchased and sold in units of 100 after a 500-for-1 stock split. In addition, Millea Holdings has commenced the payment of interim dividend during the fiscal year ended March 31, 2007.

Results for the Fiscal Year Ended March 31, 2007

As a consequence of Millea Group’s efforts as described above, consolidated business results were as follows. Ordinary income amounted to 4,218.5 billion yen, an increase of 818.5 billion yen from the previous fiscal year. The main components of ordinary income were underwriting income of 3,823.8 billion yen and investment income of 339.5 billion yen. Ordinary expenses were comprised mainly of underwriting expenses of 3,562.2 billion yen, investment expenses of 17.1 billion yen and underwriting and general administrative expenses of 446.8 billion yen. Total ordinary expenses amounted to 4,050.5 billion yen, an increase of 787.0 billion yen from the previous fiscal year.

As a result, ordinary profit increased by 31.4 billion yen, or 23.1%, to 168.0 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes, was 93.0 billion yen for the fiscal year ended March 31, 2007, an increase of 3.0 billion yen, or 3.4%, from the previous fiscal year.

On a non-consolidated basis, Millea Holdings received business management fees amounting to 3.8 billion yen from its subsidiaries and dividends totaling 293.9 billion yen, resulting in operating income of 297.7 billion yen, ordinary profit of 294.4 billion yen, and net income of 292.8 billion yen.

Operating Results of Primary Subsidiaries

The following results present the operating results of Tokio Marine & Nichido for the fiscal year ended March 31, 2007. Net premiums written were 1,928.0 billion yen, an increase of 1.9 % from the previous fiscal year, resulting primarily from an increase in sales of automobile insurance. The loss ratio was 61.5%, an increase of 0.9 percentage points from the previous fiscal year. This increase was primarily due to the impact of payments resulting from large-scale natural disasters. The expense ratio was 30.7%, an increase of 0.5 percentage points as a result of an increase in system-related costs.

With respect to Nisshin Fire, as of March 31, 2007, net premiums written were 144.7 billion yen, a year-on-year increase of 0.1%. The loss ratio was 62.1%, representing an increase of 3.1 percentage points, primarily due to the impact of payments resulting from large-scale natural disasters. The expense ratio was 36.4%, a decrease of 0.1 percentage point.

As of March 31, 2007, Tokio Marine & Nichido Life achieved solid growth and recorded 17,089.9 billion yen in the amount of life insurance-in-force, an increase of 1,049.4 billion yen from March 31, 2006. Life insurance-in-force is comprised of individual insurance, individual annuity and group insurance.

As of March 31, 2007, Tokio Marine & Nichido Financial Life recorded 2,112.7 billion yen in the amount of life insurance-in-force, an increase of 1,057.5 billion yen from March 31, 2006 due to strong sales of individual annuity insurance. Life insurance-in-force is comprised of individual insurance and individual annuity.

Issues Facing Millea Holdings

In the fiscal year ending March 31, 2008, the Japanese economy is projected to continue a steady and gradual expansion, with both corporate earnings and consumer spending expected to remain on the track to recovery.

In the insurance industry, there is an urgent need of insurance companies to focus on regaining the trust of customers and society.

In light of this, the Millea Group is reinforcing its commitment to its management philosophy to place “customer trust at the base of all of its activities,” and is determined to make all efforts to improve the quality of the entire operational processes of the Millea Group. These efforts will be made in all areas of the business, from insurance solicitation to the payment of claims. Millea Group’s focus is on regaining the trust of its customers and society as soon as possible. Millea Holdings, as a holding company, is taking great efforts to ensure adequate functioning of the internal control system of the entire group, by strengthening risk management, improving compliance and enhancing internal audit functions.

The Millea Group has committed itself to continual enhancement of the corporate value of the group by implementing “Stage Expansion 2008,” a three-year plan which commenced in the fiscal year ended March 31, 2007. This plan is a strategic stage-expansion in the areas of “products and services,” “distribution channels” and “regional businesses.”

The entire Millea Group will endeavor to achieve further growth as a corporate group, seeking growth characterized by high profitability, sustainability and soundness. The management would like to express its sincere appreciation to all shareholders of Millea Holdings for their continued guidance and support.

Note:    Throughout this Business Report, all amounts (including numbers of shares) are truncated and all ratios are rounded.

(2) Four Year Summary of Assets and Earnings

a.	Non-consolidated summary of assets and earnings

	(Yen in millions, except per share amounts)
	(Fiscal years ended March 31)
	2004		2005		2006		2007
Operating income	233,617		113,490		143,103		297,763
Dividends received	230,417		110,490		140,473		293,928
Insurance subsidiaries	230,057		110,021		140,400		293,072
Other subsidiaries	360		468		73		855
Net income	230,871		110,585		138,457		292,838
Net income per share of common stock	126,681.20	yen	63,170.59	yen	81,541.70	yen	352.92	yen
Total assets	2,330,236		2,317,486		2,366,696		2,557,287
Stock of insurance subsidiaries	2,141,163		2,177,472		2,245,189		2,403,796
Stock of other subsidiaries	32,411		45,565		47,579		49,055

Note:	Effective September 30, 2006, the Company conducted a stock split of its shares of common stock whereby one share was split into 500 shares. Assuming that the stock split had been conducted at the beginning of the fiscal year ended March 31, 2004, net income per share of common stock would have been 253.36 yen for the year ended March 31, 2004, 126.34 yen for the year ended March 31, 2005 and 163.08 yen for the year ended March 31, 2006.

b.	Consolidated summary of assets and earnings

	(Yen in millions)
	(Fiscal years ended March 31)
	2004	2005	2006	2007
Ordinary income	2,775,718	2,899,467	3,399,984	4,218,557
Ordinary profit	191,748	139,999	136,563	168,042
Net income	111,421	67,604	89,960	93,014
Net assets	2,310,823	2,305,243	3,209,849	3,410,707
Total assets	11,006,256	11,624,496	14,260,020	17,226,952

Note:	In calculating net assets, the Company has adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, hereinafter the “ASBJ”, Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) for the fiscal year ended March 31, 2007.

(3) Offices (As of March 31, 2007)

	Location	Established as of
Head Office	2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	April 2, 2002

Note:	The date shown above is the date of incorporation.

(4) Employees

a.	Number of employees (on a non-consolidated basis)

	As of March 31, 2006	As of March 31, 2007	Increase (decrease)
Total	174	305	131

Average age of employees (As of March 31, 2007):
42.0 years old

Average length of service of employees (As of March 31, 2007):
18.8 years

Average monthly salary of employees (As of March 31, 2007):
800 thousand yen per employee

Notes:	1.	Most employees of the Company are seconded from its subsidiaries. The number of employees as of March 31, 2007 has increased significantly from that as of March 31, 2006 due to an increase in the number of seconded employees intended to strengthen the business management of Millea Group.

	2.	Average length of service includes the years of service at each of the subsidiaries from which the employees are seconded.

	3.	“Average monthly salary” is the average ordinary monthly salary in March 2007 and includes overtime and holiday allowances but does not include bonuses.

	4.	As for average age and average length of service of employees, numbers smaller than 0.1 are rounded down.

b.	Number of employees (on a consolidated basis)

Name of division	As of March 31, 2006	As of March 31, 2007	Increase (decrease)
Property and casualty insurance	17,356	19,925	2,569
Life insurance	1,892	2,289	397
Other	513	1,066	553
Total	19,761	23,280	3,519

Note:	The number of employees as of March 31, 2007 has increased significantly from that as of March 31, 2006 mainly due to the consolidation of Nisshin Fire.

(5) Principal Lenders (As of March 31, 2007)

None.

(6) Financing Activities

None.

(7) Capital Investment Activities

a.	Total investment in facilities

13 million yen.

b.	New construction of major facilities

None.

(8) Parent Company and Major Subsidiaries (As of March 31, 2007)

a.	Parent company

None.

b.	Major subsidiaries

Company name	Location	Major business	Date of incorporation	Paid-in capital (Yen in millions)	Ratio of Millea Holdings’ voting rights		Notes
(Consolidated subsidiaries)

Tokio Marine & Nichido Fire Insurance Co., Ltd.	Tokyo, Japan	Property and casualty insurance	Mar. 20, 1944	101,994	100.0%		—

Nisshin Fire & Marine Insurance Co., Ltd.	Tokyo, Japan	Property and casualty insurance	June 10, 1908	20,389	100.0%		—

Tokio Marine & Nichido Life Insurance Co., Ltd.	Tokyo, Japan	Life insurance	Aug. 6, 1996	55,000	100.0%		—

Tokio Marine & Nichido Financial Life Insurance Co., Ltd.	Tokyo, Japan	Life insurance	Aug. 13, 1996	43,000	100.0%		—

Tokio Marine Asset Management Co., Ltd.	Tokyo, Japan	Securities investment advisory business, investment trusts business	Dec. 9, 1985	2,000	100.0 (100.0	% )	—

Tokio Marine & Nichido Career Service Co., Ltd.	Tokyo, Japan	Staffing business	June 1, 1984	100	100.0%		—

Tokio Marine & Nichido Facilities, Inc.	Kanagawa, Japan	Real estate management business	Sep. 12, 1956	300	77.5 (2.5	% )	—

Trans Pacific Insurance Company	New York, N.Y., U.S.A.	Property and casualty insurance	Jan. 21, 1982	590	100.0 (100.0	% )	—

Tokio Marine Global Ltd.	London, U.K.	Property and casualty insurance	Oct. 30, 1990	28,966	100.0 (100.0)		—

The Tokio Marine Europe Insurance Limited	London, U.K.	Property and casualty insurance	Sep. 15, 1970	8,110	100.0 (100.0	% )	—

Company name	Location	Major business	Date of incorporation	Paid-in capital (Yen in millions)	Ratio of Millea Holdings’ voting rights		Notes

Tokio Marine Global Re Limited	Dublin, Ireland	Property and casualty insurance	Dec. 6, 1996	106	100.0 (100.0	% )	—

Tokio Marine Asia Pte Ltd.	Singapore, Singapore	Holding company	Mar. 12, 1992	5,540	100.0%		—

Asia General Holdings Limited	Singapore, Singapore	Holding company	Feb. 24, 1971	5,837	92.1 (92.1	% )	—

TM Asia Insurance Singapore Ltd.	Singapore, Singapore	Property and casualty insurance	July 11, 1923	7,783	100.0 (100.0	% )	—

TM Asia Life Singapore Ltd.	Singapore, Singapore	Life insurance	May 21, 1948	2,801	85.1 (85.1)		—

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Ltd.	Singapore, Singapore	Property and casualty insurance	May 16, 1977	1,945	100.0 (100.0	% )	—

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited	Hong Kong, China	Property and casualty insurance	Apr. 13, 1973	755	100.0 (100.0	% )	—

P. T. Asuransi Tokio Marine Indonesia	Jakarta, Indonesia	Property and casualty insurance	May 14,1975	1,076	60.0 (60.0	% )	—

Asia Insurance (Malaysia) Berhad	Kuala Lumpur, Malaysia	Property and casualty insurance	Jan. 25, 1983	3,414	100.0 (100.0	% )	—

TM Asia Life Malaysia Bhd.	Kuala Lumpur, Malaysia	Life insurance	Feb. 11, 1998	3,414	100.0 (100.0	% )	—

Real Seguros S.A.	Sao Paulo, Brazil	Property and casualty insurance	May 31, 1973	12,935	100.0%		—

Tokio Marine Brasil Seguradora S.A.	Sao Paulo, Brazil	Property and casualty insurance	Jan. 1, 1973	3,577	91.4 (91.4	% )	—

Tokio Millennium Re Ltd.	Hamilton, Bermuda	Property and casualty insurance	Mar. 15, 2000	29,512	100.0 (100.0	% )	—

Company name	Location	Major business	Date of incorporation	Paid-in capital (Yen in millions)	Ratio of Millea Holdings’ voting rights		Notes

Tokio Marine Financial Solutions Ltd.	Georgetown, Cayman Islands	Derivatives business	Dec. 4, 1997	5	100.0 (100.0	% )	—

Vetra Finance Corporation	Georgetown, Cayman Islands	Investments in bonds	June 16, 2006	0	—		—

(Affiliates accounted for by the equity method)							—

First Insurance Company of Hawaii, Ltd.	Honolulu, Hawaii, U.S.A.	Property and casualty insurance	Aug. 6, 1982	504	50.0 (50.0	% )	—

Tianan Insurance Company Limited	Shanghai, China	Property and casualty insurance	Oct. 22, 1994	10,203	24.9 (24.9	% )	—

Tokio Marine Newa Insurance Co., Ltd.	Taipei, Taiwan	Property and casualty insurance	Mar. 1, 1999	10,676	48.9 (48.9	% )	—

Real Vida e Previdência S.A.	Sao Paulo, Brazil	Life insurance	Nov. 1, 2001	4,526	50.0 (50.0	% )	—

Notes:	1.	This table sets forth important subsidiaries and shows consolidated subsidiaries and affiliates accounted for by the equity method.

	2.	Nisshin Fire, formerly an affiliate accounted for by the equity method, is included in the consolidation for the fiscal year ended March 31, 2007 due to it having become a wholly-owned subsidiary through a stock-for-stock exchange effective on September 30, 2006.

	3.	Tokio Marine & Nichido Facilities, Inc. and P.T. Asuransi Tokio Marine Indonesia are included in the consolidation from the fiscal year ended March 31, 2007 due to an increase in importance.

	4.	Millea Asia Pte. Ltd. was renamed Tokio Marine Asia Pte. Ltd. as of June 23, 2006.

	5.	Asia General Holdings Limited, TM Asia Insurance Singapore Ltd., TM Asia Life Singapore Ltd., Asia Insurance (Malaysia) Berhad and TM Asia Life Malaysia Bhd. became consolidated subsidiaries as of January 5, 2007.

	6.	Vetra Finance Corporation became a consolidated subsidiary as of November 15, 2006.

	7.	Tokio Marine Newa Insurance Co., Ltd. is accounted for by the equity method from the fiscal year ended March 31, 2007 due to an increase in importance.

	8.	Sudameris Vida e Previdência S.A. was excluded from the affiliates accounted for by the equity method since it merged with Real Vida e Previdência S.A. as of September 29, 2006.

	9.	The yen amounts of paid-in capital of subsidiaries located outside Japan have been translated at the currency exchange rate as of the closing date of the fiscal year of the Company.

	10.	Figures in brackets shown under Millea Holdings’ voting rights reflect Millea Holdings’ indirectly held ownership ratio in the respective subsidiary.

(9) Acquisition and transfer of business

a.	Acquisition and transfer of business by the Company

Date of the transactions	Outline of the transactions
April 1, 2006	Pursuant to the corporate separation scheme under Japanese law, the Company acquired the business management functions of Tokio Marine & Nichido with respect to Nisshin Fire and made Nisshin Fire a direct affiliate of the Company.

September 30, 2006	The Company completed a stock-for-stock exchange with Nisshin Fire, making it a wholly-owned subsidiary. The Company intends to further strengthen the property and casualty insurance business of the Millea Group through development of an alliance between Tokio Marine & Nichido and Nisshin Fire.

b. Acquisition and transfer of business by consolidated subsidiaries

Date of the transactions	Outline of the transactions
May 18, 2006

On April 19, 2006, Tokio Marine & Nichido entered into an agreement with major shareholders of a holding company, that owns property and casualty insurance companies and life insurance companies in both Singapore and Malaysia, to acquire their interests. Based on the agreement, Tokio Marine & Nichido acquired a 14.66% interest of the holding company. Subsequently, after obtaining the approvals of the authorities in the relevant countries, Tokio Marine & Nichido acquired the majority share of the holding company. Furthermore, Tokio Marine & Nichido made a tender offer and eventually acquired 92.13% of the shares of the holding company. The acquisition cost was 42,030 million yen. Details of the company acquired and the purpose of the acquisition are as follows.

- Company acquired:

Company name: Asia General Holdings Limited

Head office: Singapore, Singapore

Business lines: Holding company

- Purpose of the acquisition

The purpose is to expand the insurance sales base in both Singapore and Malaysia, where the insurance markets are expected to grow significantly.

(10) Other Important Matters Concerning the Current State of the Holding Company

None.

2. Matters Concerning Directors and Corporate Auditors

(1) Directors and corporate auditors (As of March 31, 2007)

Name	Position and assigned duties	Other major occupations and other matters

Kunio Ishihara	Representative Director and President	President of Tokio Marine & Nichido Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (outside director) Chairman of The General Insurance Association of Japan

Toshiro Yagi

Representative Director and Senior Managing Director

In charge of Corporate Planning Dept., Personnel Planning Dept., Compliance Dept., Corporate Legal Dept. and Risk Management Dept.

Assistant to the Director in charge of Internal Audit Dept.

Tomohiro Kotani

Representative Director and Managing Director

In charge of Financial Planning Dept., Corporate Accounting Dept., Business Development and Support Dept. and Internal Audit Dept.

Assistant to the Director in charge of Compliance Dept. and Risk Management Dept.

Minoru Makihara	Director (outside director)

Senior Corporate Advisor of Mitsubishi Corporation

Director of Shinsei Bank, Limited (outside director)

Director of Mitsubishi UFJ Securities, Co., Ltd. (outside director)

Director of Mitsubishi Logistics Corporation (outside director)

Director of International Business Machines Corporation (outside director)

Name	Position and assigned duties	Other major occupations and other matters
Masamitsu Sakurai	Director (outside director)	Representative Director and President of Ricoh Company, Ltd. Director of Coca-Cola West Holdings Company, Limited Corporate Auditor of SAN-AI OIL Co., Ltd. (outside corporate auditor)

Haruo Shimada	Director (outside director)

Professor, Faculty of Economics, Keio University

Director of Funai Zaisan Consultants Co., Ltd. (outside director)

Corporate Auditor of Dentsu Inc. (outside corporate auditor)

Corporate Auditor of OKAYA & CO., LTD. (outside corporate auditor)

Tomochika Iwashita	Director	President of Tokio Marine & Nichido Life

Morio Ishii	Director	Executive Vice President of Tokio Marine & Nichido

Hiroshi Amemiya	Director	Managing Director of Tokio Marine & Nichido

Hiroshi Miyajima	Director	President of Nisshin Fire

Takaaki Tamai	Director	Managing Director of Tokio Marine & Nichido

Shoji Ueno	Standing Corporate Auditor	Mr. Ueno, as a director of Tokio Marine & Nichido, was in charge of accounting department and has expertise in finance and accounting.

Tetsuo Kamioka	Standing Corporate Auditor	Mr. Kamioka, as a director of Tokio Marine & Nichido Life, was in charge of accounting department and has expertise in finance and accounting.

Shigemitsu Miki	Corporate Auditor (outside corporate auditor)

Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Director of UnionBanCal Corporation (outside director)

Corporate Auditor of Mitsubishi Motors Corporation (outside corporate auditor)

Corporate Auditor of Nippon Steel Corporation (outside corporate auditor)

Corporate Auditor of Mitsubishi Corporation (outside corporate auditor)

Hiroshi Fukuda	Corporate Auditor (outside corporate auditor)	Attorney-at-law

Yuko Kawamoto	Corporate Auditor (outside corporate auditor)

Professor, Waseda Graduate School of Finance, Accounting and Law

Director of Resona Holdings, Inc. (outside director)

Director of Monex Beans Holdings, Inc. (outside director)

Director of Osaka Securities Exchange Co., Ltd. (outside director)

Notes:	1.	Outside directors and outside corporate auditors qualify as those defined by Article 2, paragraph 3, item 5 of the Enforcement Regulations of the Corporation Law.

	2.	Mr. Masamitsu Sakurai was appointed Representative Director and Chairman of the Board of Ricoh Company, Ltd. as of April 1, 2007.

	3.	Dr. Haruo Shimada retired from his position as professor of Keio University as of March 31, 2007 and was appointed Dean of Chiba University of Commerce as of April 1, 2007.

(2) Remuneration and Other Compensation to Directors and Corporate Auditors

	Remuneration and other compensation	Maximum amount of remuneration as determined by the Articles of Incorporation or by the resolution of the general meeting of shareholders

Directors	184 million yen (including 18 million yen of remuneration in connection with stock acquisition rights.)	Monthly remuneration: 25 million yen per month Remuneration in connection with stock acquisition rights: 70 million yen per year

Corporate Auditors	90 million yen (including 12 million yen of remuneration in connection with stock acquisition rights.)	Monthly remuneration: 10 million yen per month Remuneration in connection with stock acquisition rights: 30 million yen per year

Total	275 million yen (including 30 million yen of remuneration in connection with stock acquisition rights.)	Monthly remuneration: 35 million yen per month Remuneration in connection with stock acquisition rights: 100 million yen per year

Note:    Remuneration and other compensation are paid to 11 directors and 5 corporate auditors.

3. Matters Concerning Outside Directors and Outside Corporate Auditors

(1) Other Assignments (As of March 31, 2007)

Name	Other assignments

Minoru Makihara (outside director)

Director of Shinsei Bank, Limited (outside director)

Director of Mitsubishi UFJ Securities, Co., Ltd. (outside director)

Director of Mitsubishi Logistics Corporation (outside director)

Director of International Business Machines Corporation (outside director)

Masamitsu Sakurai (outside director)	Representative Director and President of Ricoh Company, Ltd. (corporate officer) Corporate Auditor of SAN-AI OIL Co., Ltd. (outside corporate auditor)

Haruo Shimada (outside director)	Director of Funai Zaisan Consultants Co., Ltd. (outside director) Corporate Auditor of Dentsu Inc. (outside corporate auditor) Corporate Auditor of OKAYA & CO., LTD. (outside corporate auditor)

Shigemitsu Miki (outside corporate auditor)

Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (corporate officer)

Director of UnionBanCal Corporation (outside director)

Corporate Auditor of Mitsubishi Motors Corporation (outside corporate auditor)

Corporate Auditor of Nippon Steel Corporation (outside corporate auditor)

Corporate Auditor of Mitsubishi Corporation (outside corporate auditor)

Yuko Kawamoto (outside corporate auditor)	Director of Resona Holdings, Inc. (outside director) Director of Monex Beans Holdings, Inc. (outside director) Director of Osaka Securities Exchange Co., Ltd. (outside director)

Notes:	1.	Outside directors and outside corporate auditors qualify as those defined by Article 2, paragraph 3, item 5 of the Enforcement Regulations of the Corporation Law.

	2.	Ricoh Company, Ltd. purchases insurance from insurance subsidiaries of the Company, and has business relating to office automation equipment with subsidiaries of the Company.

	3.	Mr. Masamitsu Sakurai is a director of Coca-Cola West Holdings Company, Limited. He is neither its corporate officer nor its outside director.

	4.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. purchases insurance from insurance subsidiaries of the Company, and has engaged non-life and life insurance agency agreements with insurance subsidiaries of the Company.

(2) Principal Activities

Name	Current term in office	Attendance of board meetings	Major activities including the remarks made at board meetings

Minoru Makihara (outside director)	5 years	Attended 11 of the 15 board of directors’ meetings held during the fiscal year ended March 31, 2007.	He has fulfilled his supervisory functions by asking for detailed explanations and making remarks on a timely basis, based on his insight as a company manager which has been acquired through many years of experience in a management role.

Masamitsu Sakurai (outside director)	5 years	Attended 7 of the 15 board of directors’ meetings held during the fiscal year ended March 31, 2007.	He has fulfilled his supervisory functions by asking for detailed explanations and making remarks on a timely basis, based on his insight as a company manager which has been acquired through many years of experience in a management role.

Haruo Shimada (outside director)	5 years	Attended 11 of the 15 board of directors’ meetings held during the fiscal year ended March 31, 2007.	He has fulfilled his supervisory functions by asking for detailed explanations and making remarks on a timely basis, based on his insight as a specialist in economics which has been acquired through many years of involvement in academic activities.

Shigemitsu Miki (outside corporate auditor)	5 years	Attended 11 of the 15 board of directors’ meetings, and 10 of the 13 board of corporate auditors’ meetings held during the fiscal year ended March 31, 2007.	He has fulfilled his audit functions by asking for detailed explanations and making remarks on a timely basis, based on his insight as a company manager which has been acquired through many years of experience in a management role.

Hiroshi Fukuda (outside corporate auditor)	9 months	Attended 9 of the 10 board of directors’ meetings, and all 9 of the board of corporate auditors’ meetings held after taking office during the fiscal year ended March 31, 2007.	He has fulfilled his audit functions by asking for detailed explanations and making remarks on a timely basis, based on his insight acquired through many years of experience as a diplomat and as a Justice of the Supreme Court of Japan.

Yuko Kawamoto (outside corporate auditor)	9 months	Attended 8 of the 10 board of directors’ meetings, and 8 of the 9 board of corporate auditors’ meetings held after taking office during the fiscal year ended March 31, 2007.	She has fulfilled her audit functions by asking for detailed explanations and making remarks on a timely basis, based on her insight on business management which has been acquired through many years of experience as a consultant and involvement in academic activities.

Notes:	1.	Outside directors and outside corporate auditors qualify as those defined by Article 2, paragraph 3, item 5 of the Enforcement Regulations of the Corporation Law.

	2.	Current term in office is the length of the term held as of March 31, 2007.

	3.	Description in the “Attendance” and “Major activities” columns includes matters in connection with the board of corporate auditors’ meetings as well as the board of directors’ meetings.

	4.	Three of the 15 board of directors’ meetings held during the fiscal year ended March 31, 2007 were extraordinary meetings. One of the 13 board of corporate auditors’ meetings held during the fiscal year ended March 31, 2007 was an extraordinary meeting.

(3) Limitation of Liability

Name	Outline of the contract to limit liability

Minoru Makihara (outside director)

Masamitsu Sakurai (outside director)

Haruo Shimada (outside director)

Shigemitsu Miki (outside corporate auditor)

Hiroshi Fukuda (outside corporate auditor)

Yuko Kawamoto (outside corporate auditor)

In accordance with the provisions of Article 427, paragraph 1 of the Corporation Law, the Company has entered into an agreement with the persons listed in this table to limit their liability provided for in Article 423, paragraph 1 of the Corporation Law. The limitation of liability under the agreement is the higher of either 10 million yen or the amount provided in Article 425, paragraph 1 of the Corporation Law.

Note:	Outside directors and outside corporate auditors qualify as those defined by Article 2, paragraph 3, item 5 of the Enforcement Regulations of the Corporation Law.

(4) Remuneration and Other Compensation

	Remuneration received from the insurance holding company	Remuneration received from the parent company, etc. of the insurance holding company
Total amount of remuneration and other compensation	47 million yen	—

Notes:	1.	The number of persons receiving remuneration and other compensation as outside directors and outside corporate auditors is six.

	2.	The breakdown of the remuneration is as follows.

		- Outside directors: Three persons, 25 million yen
		- Outside corporate auditors: Three persons, 22 million yen

(5) Comments of Outside Directors and Outside Corporate Auditors

None.

4. Matters Concerning Common Stock

(1) Number of Shares (As of March 31, 2007)

Total number of shares authorized to be issued: 3,300,000 thousand shares

Total number of the issued shares: 824,524 thousand shares (including 1,187 thousand shares of treasury stock)

(2) Total Number of Shareholders (As of March 31, 2007)

128,689

(3) Major shareholders (As of March 31, 2007)

Shareholders	Capital contribution to the Company
	Number of shares held	Ratio of shares held
	thousand shares	%
Moxley & Co.	44,223	5.4

The Master Trust Bank of Japan, Ltd. (Trust Account)	38,236	4.6

Japan Trustee Services Bank, Ltd. (Trust Account)	30,201	3.7

Meiji Yasuda Life Insurance Company	20,498	2.5

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	20,066	2.4

Mellon Bank Treaty Clients Omnibus	15,315	1.9

State Street Bank and Trust Company 505103	15,292	1.9

State Street Bank and Trust Company	14,740	1.8

Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries	14,074	1.7

Mizuho Corporate Bank, Ltd.	13,522	1.6

Notes:	1.	Moxley & Co. is the corporate nominee holder of common stock deposited for the issuance of ADRs.

	2.	The 14,074 thousand shares held by Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries are an asset entrusted by Mitsubishi Heavy Industries, Ltd. for its retirement benefits trust.

	3.	The ratio of shares held is calculated after deducting 1,187 thousand shares of treasury stock held by the Company.

	4.	Effective September 30, 2006, the Company conducted a stock split of its shares of common stock whereby one share was split into 500 shares. Concurrently with the stock split, the Company introduced a unit share system where one unit of shares consisted of 500 shares. Effective October 2, 2006, the number of shares constituting one unit of shares was changed from 500 shares to 100 shares.

	5.	In order to implement flexible financial policies, the Company has repurchased its own shares pursuant to resolutions of its board of directors, pursuant to its Articles of Incorporation in accordance with Article 211-3, paragraph 1, item 2 of the former Commercial Code during the fiscal year ended March 31, 2007. The details of the share repurchases are as follows.

- Period during which repurchases were made:

From April 1, 2006 through May 18, 2006

- Aggregate number of shares repurchased:

4,184 shares of common stock. (The number of shares repurchased before the stock split on September 30, 2006)

- Aggregate purchase price of shares:

9,654,850,000 yen

During the fiscal year ended March 31, 2007, the Company also repurchased its own shares pursuant to resolutions of its board of directors, pursuant to its Articles of Incorporation in accordance with Article 165, paragraph 2 of the Corporation Law. The aggregate number of shares repurchased is 43,223 shares (the number of shares repurchased before the stock split) and 12,114,000 shares (the number of shares repurchased after the stock split), and the aggregate purchase price of shares is 142,807,283,000 yen.

5. Matters Concerning Stock Acquisition Rights

(1) Stock Acquisition Rights held by Directors and Corporate Auditors of the Insurance Holding Company as of the End of the Fiscal Year

	Number of persons holding the stock acquisition rights	Outline of the stock acquisition rights
Directors (except outside directors)	6

The July 2005 Stock Acquisition Rights (a stock option scheme under a stock-linked compensation plan)

- The number of the stock acquisition rights held by:

Directors (except outside directors): 16

Outside directors: 3

Corporate Auditors: 9

Outside Directors	3

- Class and number of shares to be issued upon exercise of the stock acquisition rights: 14,000 shares of common stock (500 shares shall be issued upon exercise of each stock acquisition right.)

The July 2006 Stock Acquisition Rights (a stock option scheme under a stock-linked compensation plan)

Corporate Auditors	3

- The number of the stock acquisition rights held by:

Directors (except outside directors): 12

Outside directors: 0

Corporate Auditors: 6

- Class and number of shares to be issued upon exercise of the stock acquisition rights: 9,000 shares of common stock (500 shares shall be issued upon exercise of each stock acquisition right.)

Notes:	1.	The July 2005 Stock Acquisition Rights (a stock option scheme under a stock-linked compensation plan) were issued with especially favorable terms to directors (including non-members of the board) and corporate auditors of Millea Holdings, Tokio Marine & Nichido and Tokio Marine & Nichido Life (collectively referred to as the “Directors and Corporate Auditors”), pursuant to Articles 280-20 and 280-21 of the former Commercial Code. The status of the stock acquisition rights as of March 31, 2007 and the outline of the stock acquisition rights are as follows.

		- Status as of March 31, 2007
		The number of the stock acquisition rights: 243
		Class and number of shares to be issued upon exercise of the stock acquisition rights: 121,500 shares of common stock (500 shares shall be issued upon exercise of each stock acquisition rights.)

		- Outline of the stock acquisition rights
		Issue price: Issued without receipt of monetary consideration
		Amount to be paid upon the exercise of the stock acquisition rights: 1 yen per share
		Exercise period: 30 years from the allotment of the stock acquisition rights

  Conditions for the exercise of the stock acquisition rights: Stock acquisition rights held by any of the “Directors and Corporate Auditors” that he/she received in his/her capacity as a director (including a non-member of the board) or a corporate auditor of the relevant entity may only be exercised after he/she has retired from any position as a director (including a non-member of the board) or corporate auditor of such entity.

	2.	The July 2006 Stock Acquisition Rights (a stock option scheme under a stock-linked compensation plan) were issued to the Directors and Corporate Auditors offsetting their monetary remuneration claims as a consideration for their service in the respective companies, pursuant to Article 238, paragraphs 1 and 2 and Article 240 of the Corporation Law. The status of the stock acquisition rights as of March 31, 2007 and the outline of the stock acquisition rights are as follows.

		- Status as of March 31, 2007
		The number of the stock acquisition rights: 194
		Class and number of shares to be issued upon exercise of the stock acquisition rights: 97,000 shares of common stock (500 shares shall be issued upon exercise of each stock acquisition rights.)

		- Outline of the stock acquisition rights
		Amount payable at issuance: 2,013,506 yen per one stock acquisition right
		Amount to be paid upon the exercise of the stock acquisition rights: 1 yen per share
		Exercise period: 30 years from the allotment of the stock acquisition rights

Conditions for the exercise of the stock acquisition rights: Stock acquisition rights held by any of the “Directors and

Corporate Auditors” that he/she received in his/her capacity as a director (including a non-member of the board) or a corporate auditor of the relevant entity may only be exercised after he/she has retired from any position as a director (including a non-member of the board) or corporate auditor of such entity.

3.	Directors of the Company who were also directors (including non-members of the board) of Tokio Marine & Nichido or Tokio Marine & Nichido Life at the time of the issuance of the stock acquisition rights have been allotted stock acquisition rights in their capacity as directors (including non-members of the board) of these companies. The number of such stock acquisition rights held by directors of the Company (excluding outside directors) is as follows.
The July 2005 Stock Acquisition Rights: 22
The July 2006 Stock Acquisition Rights: 17

(2) Stock Acquisition Rights Allotted to Employees, etc. during the Fiscal Year

	Outline of the stock acquisition rights	Number of persons who were allotted stock acquisition rights
Employees	—	—

Directors, corporate auditors and employees of subsidiaries	The July 2006 Stock Acquisition Rights (a stock option scheme under a stock-linked compensation plan) - The number of the stock acquisition rights: 159 - Class and number of shares to be issued upon exercise of the stock acquisition rights: 79,500 shares of common stock (500 shares shall be issued upon exercise of each stock acquisition rights.)	47

Notes:	1.	The above table shows July 2006 Stock Acquisition Rights (a stock option scheme under a stock-linked compensation plan) allotted to directors, corporate auditors and employees of subsidiaries.

	2.	The above table does not include 17 rights of the July 2006 Stock Acquisition Rights (a stock option scheme under a stock-linked compensation plan) allotted to the directors of the Company who were also directors (including non-members of the board) of Tokio Marine & Nichido or Tokio Marine & Nichido Life at the time of the issuance of the stock acquisition rights, which were allotted in their capacity as directors (including non-members of the board) of these companies offsetting their monetary remuneration claims as a consideration for their service in the respective companies.

6. Matters Concerning the Independent Auditor

(1) Independent Auditor

Name	Remuneration for the fiscal year ended March 31, 2007	Other matters

ChuoAoyama PricewaterhouseCoopers (“ChuoAoyama”) (currently MISUZU Audit Corporation) Designated Partners: Taigi Ito Akira Yamate Susumu Arakawa	—

-   Non-audit services (i.e. services other than those stipulated in Article 2, paragraph 1 of the Certified Public Accountants Law) provided to the Company by the independent auditor for a fee: Preliminary assessment of internal control over financial reporting.

-   Matters concerning suspension of services during the past 2 years

(1) Outline: Partial suspension of services for 2 months (from July 1, 2006 to August 31, 2006).

Services to be suspended: Statutory audit services required by the Securities and Exchange Law and the Company Law (with the exception of certain audit services).

(2) Basis for the suspension: The engagement partners of ChuoAoyama certified willfully Kanebo’s falsified annual reports for the periods ending March 1999, March 2000, March 2001, March 2002 and March 2003, as not containing such falsities.

PricewaterhouseCoopers Aarata (“Aarata”)	39 million yen

Notes:	1.	On May 10, 2006 the Financial Services Agency imposed on ChuoAoyama, the Company’s former independent auditor, a two-month suspension of auditing services from July 1, 2006 to August 31, 2006. As a result, ChuoAoyama lost its capacity to serve as the Company’s independent auditor under Japanese law as of July 1, 2006. After comprehensive consideration covering audit quality, governance framework and degree of independence, the Board of Corporate Auditors concluded that PricewaterhouseCoopers Aarata (“Aarata”) would be appropriate as the Company’s temporary independent auditor. Accordingly, on July 4, 2006, the Board of Corporate Auditors appointed Aarata as the Company’s temporary independent auditor under Japanese law. Aarata assumed the position as of July 5, 2006.

	2.	There are no Arata partners designated to the Company.

	3.	The audit engagement letter entered into between the Company and the independent auditor (including the temporary independent auditor) does not clearly distinguish between the remuneration for audit services, required by the Corporation Law, and for audit services, required by the Securities and Exchange Law and the U. S. SEC rules. These services are practically inseparable. Accordingly, remuneration for the fiscal year ended March 31, 2007 shown in the above table represents the total amount of remuneration for all of these audit services.

	4.	The total amount of cash and other financial benefits payable to the independent auditor (including the temporary independent auditor) by the Company and its affiliates is as follows.
ChuoAoyama: 76 million yen
Aarata: 520 million yen

(2) Limitation of Liability

None.

(3) Other matters Concerning the Independent Auditor

a. Policy regarding dismissals or decisions not to reappoint an independent auditor

The Company has adopted a policy regarding decisions on dismissing or not reappointing an independent auditor as described below.

Policy regarding decisions on dismissing or not reappointing an independent auditor

The Board of Corporate Auditors shall consider dismissing or not reappointing an independent auditor if the independent auditor falls under any of the items of Article 340, paragraph 1 of the Corporation Law or if there are any issues that question the suitability of the independent auditor. If the Board of Corporate Auditors concludes that the independent auditor should be dismissed or not be reappointed, the Board shall either dismiss the independent auditor by itself, or shall request the Board of Directors to submit a proposal to the General Meeting of Shareholders to dismiss or not to reappoint the independent auditor.

b. Audit of financial statements of major subsidiaries of the insurance holding company conducted by audit firms other than the independent auditor of the insurance holding company

The financial statements of Tokio Marine & Nichido, Nisshin Fire, Tokio Marine & Nichido Life, Tokio Marine & Nichido Financial Life, Tokio Marine Asset Management Co., Ltd. and Tokio Marine & Nichido Facilities, Inc. are audited by Aarata, the temporary independent auditor of the Company.

The financial statements of overseas subsidiaries and affiliates are audited by audit firms overseas. Many of them are audited by member firms of PricewaterhouseCoopers, affiliated with ChuoAoyama (currently, MISUZU Audit Corporation) and Aarata.

7. Basic Policy Regarding Persons Who Control the Company’s Decisions on Financial Matters and Business Policies

The Company has not adopted such a policy at this time.

8. System to assure appropriate business operations

In accordance with the Corporation Law and the Enforcement Regulations of the Corporation Law, the Company has adopted basic policies for internal controls as described below.

Basic Policies for Internal Controls

1. System for ensuring that business operations within our Group are appropriate

As a holding company presiding over the businesses of the Group, the Company shall exercise its rights as a shareholder of its subsidiaries in an appropriate manner with the goal of maximizing the Group’s corporate value. In accordance with the management agreement entered into with each subsidiary, the Company shall provide its basic policies, such as the Group’s management strategy, risk control and compliance to its subsidiaries, and at the same time, identify the establishment of important matters, such as the subsidiaries’ business strategies, and plans based on the Group’s policies that require its prior approval. The management of indirectly-owned subsidiaries shall generally be conducted through their direct parent companies.

2. System for ensuring that performance of duties are carried out in conformity with the laws and the Articles of Incorporation

(1)	The Company shall formulate a Code of Conduct and ensure that the officers and employees of the Group understand that top priority should be given to compliance in all phases of business activities pursuant to the Code of Conduct.

(2)	The Company shall establish a unit that oversees compliance issues as well as a Compliance Committee to discuss important issues regarding promotion of compliance by the Group. The Company shall also monitor progress toward compliance at subsidiary levels and report the results thereof to the Board of Directors.

(3)	The Company shall require each of its subsidiaries to prepare a compliance manual and provide training on laws and internal rules that must be observed by their officers and employees with a view toward enhancing compliance.

(4)	The Company shall establish reporting rules to be used in the event of violations of laws or internal rules and, apart from the usual reporting route, set up hotlines (internal whistle-blower system) within the Group and keep the officers and employees of the Group companies informed as to the use of the system.

(5)	The Company shall perform an effective internal audit by an internal audit function that is independent from other divisions. In addition, in accordance with the basic internal audit policies, the Company shall require its subsidiaries to perform an effective internal audit, and the Company shall monitor the implementation status of the internal audit, the status of the internal control system and so forth and report the results thereof to the Board of Directors.

3. System regarding risk management

(1)	The Company shall formulate its risk management policies of the Group and require each subsidiary to carry out its own risk management with respect to the operations of its business.

(2)	The Company shall perform risk management of the entire Group by establishing a Risk Management Committee that deliberates on important matters concerning risk management of the Group as well as a unit that controls risk management, thereby capturing a sense of risk levels across the entire Group. Fundamental processes in carrying out risk management are risk identification, risk evaluation, risk control, creation of a contingency plan, and audit and inspection. The Company shall perform appropriate processes depending on the type of operation and the risk characteristics of a subsidiary, and the Company shall report on the status of implementation of risk management to the Board of Directors.

(3)	The Company shall formulate its policies regarding the Group’s integrated risk management and perform qualitative risk management of the entire Group to maintain its credit rating and to prevent bankruptcy.

4. System for ensuring that duties are performed efficiently

(1)	The Company shall formulate a medium-term management plan and an annual plan for the Group (including numerical targets, etc.), monitor the status of plan implementation at subsidiary levels and report the results thereof to the Board of Directors.

(2)	The Company shall establish rules regarding the exercise of authority in order to realize efficient performance of its businesses by means of division of responsibilities and a chain of command. At the same time, the Company shall construct an appropriate organizational structure to achieve its business purpose.

5. System for keeping and managing information with respect to directors’ performance of duties

The Company shall establish rules on keeping and managing documents and so forth. The minutes of important meetings and other important documents and so forth including information on the performance of directors’ duties shall be properly kept and managed in accordance with such rules.

6. System regarding audit by corporate auditors

(1)	System of reporting to corporate auditors

(a)	Directors shall regularly report the status of management, financial condition, compliance, risk management, internal audit and so forth to corporate auditors, and when, in connection with execution of their functions, they find any material violation of laws or internal rules or any other condition or fact that may cause considerable damage to the Company, they shall immediately make a report thereof to corporate auditors.

(b)	Corporate auditors shall attend meetings of the Board of Directors and other important meetings or committees such as the management meetings and express their opinion. Furthermore, minutes of important meetings and other important documents relating to decisions approved by directors shall be shown to corporate auditors at any time upon request from corporate auditors.

(c)	Status of the hotline operation and important reporting and consultation matters shall be reported regularly to corporate auditors.

(d)	Directors and employees shall explain matters concerning the operation of their businesses at any time upon request from corporate auditors.

(2)	Matters concerning employees assisting the auditing duties of corporate auditors, including matters concerning such employees’ independence from directors

(a)	In order to assist corporate auditors in carrying out their duties, the Company shall establish a secretariat under the direct control of corporate auditors. Upon request from corporate auditors, the Company shall assign a full-time staff who has the knowledge and ability to assist the audit.

(b)	The staff assigned to the secretariat of corporate auditors shall perform his or her assigned tasks ordered by corporate auditors and other work that is required to assist the audit, and such staff shall have the right to collect the necessary information.

(c)	The performance evaluation and transfer of and disciplinary action against such staff shall be carried out with the approval of corporate auditors.

(3)	Coordination with corporate auditors of subsidiaries

Corporate auditors shall, based on audit standards etc., request corporate auditors of subsidiaries to report regularly on important matters regarding the respective subsidiaries, such as the audit policy, audit status, audit results and so forth and shall endeavor to keep in close touch with corporate auditors of subsidiaries to perform effective auditing. Additionally, corporate auditors shall receive updates from directors or employees on the status of their duties at the respective subsidiaries as necessary.

9. Matters Concerning Accounting Advisers (Kaikei Sanyo)

Not applicable, since the Company does not have accounting advisers (kaikei sanyo).

10. Other Matters

None.

(Japanese GAAP)

Consolidated Balance Sheet

As of March 31, 2007

(Yen in millions)
Assets
Cash, deposits and savings	784,195
Call loans	106,154
Receivables under resale agreement	36,972
Guarantee deposits for bond loan transactions	158,316
Monetary receivables bought	1,320,850
Money trust	82,089
Securities	12,683,128
Loans	661,522
Tangible fixed assets	359,832
Intangible fixed assets	28,914
Other assets	862,334
Deferred tax assets	44,993
Customers’ liabilities under acceptances and guarantees	112,744
Reserve for bad debts	(15,096)

Total assets	17,226,952

Liabilities
Underwriting funds	10,558,887
Outstanding claims	982,828
Underwriting reserves	9,576,059
Bonds issued	283,988
Other liabilities	1,612,622
Reserve for retirement benefits	157,005
Reserve for employee’s bonuses	20,988
Reserve under the special law	113,227
Reserve for price fluctuation	113,227
Deferred tax liabilities	791,367
Negative goodwill	165,413
Acceptances and guarantees	112,744

Total liabilities	13,816,245

Net assets
Common stock	150,000
Retained earnings	1,024,216
Treasury stock	(5,038)
Total stockholder’s equity	1,169,178
Unrealized gains on securities, net of taxes	2,217,476
Deferred hedge gains and losses	7,728
Foreign currency translation adjustments	4,031
Total valuation and translation adjustments	2,229,236
Stock acquisition rights	336
Minority interests	11,956

Total net assets	3,410,707

Total liabilities and net assets	17,226,952

(Japanese GAAP)

Consolidated Statement of Income

For the fiscal year ended March 31, 2007

(April 1, 2006 to March 31, 2007)

(Yen in millions)
Ordinary income and expenses
Ordinary income	4,218,557
Underwriting income	3,823,859
Net premiums written	2,148,683
Deposit premiums from policyholders	213,124
Investment income on deposit premiums from policyholders	72,042
Life insurance premiums	1,387,912
Other underwriting income	2,095
Investment income	339,532
Interest and dividends received	220,075
Profit on investment in money trust	1,459
Profit on investment in trading securities	4,329
Profit on sale of securities	77,420
Profit on redemption of securities	5,121
Profit on derivative transactions	15,094
Profit on special accounts	74,296
Other investment income	13,777
Transfer of investment income on deposit premiums	(72,042)
Other ordinary income	55,165
Amortization of negative goodwill	9,072
Investment income under the equity method	124
Other ordinary income	45,968

Ordinary expenses	4,050,515
Underwriting expenses	3,562,253
Net claims paid	1,226,236
Loss adjustment expenses	78,204
Agency commissions and brokerage	436,893
Maturity refunds to policyholders	293,430
Dividends to policyholders	20
Life insurance claims	54,721
Provision for outstanding claims	51,017
Provision for underwriting reserves	1,420,077
Other underwriting expenses	1,650
Investment expenses	17,135
Loss on investment in money trust	503
Loss on sale of securities	5,615
Loss on valuation of securities	7,855
Loss on redemption of securities	1,849
Other investment expenses	1,311
Underwriting and general administrative expenses	446,851
Other ordinary expenses	24,274
Interest paid	9,088
Loss from bad debts	38
Other ordinary expenses	15,146

Ordinary profit	168,042

Extraordinary gains and losses
Extraordinary gains	3,009
Gain on sales of fixed assets	1,921
Gain from changes in equity of an affiliated company	98
Other extraordinary gain	989
Extraordinary losses	29,172
Loss on sales of fixed assets	3,528
Loss on impairment of fixed assets	4,602
Provision for reserve under the special law	10,609
Reserve for price fluctuation	10,609
Other extraordinary loss	10,431

Income before income taxes	141,879
Income taxes - current	75,532
Income taxes - deferred	(27,180)
Minority interests	513
Net income	93,014

Consolidated Statement of Changes in Stockholders’ Equity

For the fiscal year ended March 31,2007

(April 1, 2006 to March 31, 2007)

	(Yen in millions)
	Stockholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity
Ending balance as of March 31, 2006	150,000	56,409	990,712	(11,539)	1,185,582

Changes during the fiscal year ended March 31, 2007
Distribution of surplus (Note 1)			(25,207)		(25,207)
Distribution of surplus			(12,532)		(12,532)
Net income			93,014		93,014
Decrease in connection with newly consolidated subsidiaries			(713)		(713)
Other increase (Note 2)			292		292
Repurchase of the Company’s own shares				(153,574)	(153,574)
Cancellation of the Company’s own shares		(59,278)	(21,350)	80,629	—
Disposition of the Company’s own shares		(124)		251	126
Stock-for-stock exchange (Note 3)		2,994		79,196	82,190
Net changes in items other than stockholders’ equity

Total changes during the fiscal year ended March 31, 2007	—	(56,409)	33,503	6,501	(16,404)

Ending balance as of March 31, 2007	150,000	—	1,024,216	(5,038)	1,169,178

	Valuation and translation adjustments			Stock acquisition rights	Minority interest	Total net assets
	Unrealized gains on securities, net of tax	Deferred hedge gains and losses	Foreign currency translation adjustments
Ending balance as of March 31, 2006	2,030,347	—	(6,080)	—	484	3,210,333

Changes during the fiscal year ended March 31, 2007
Distribution of surplus (Note 1)						(25,207)
Distribution of surplus						(12,532)
Net income						93,014
Decrease in connection with newly consolidated subsidiaries						(713)
Other increase (Note 2)						292
Repurchase of the Company’s own shares						(153,574)
Cancellation of the Company’s own shares						—
Disposition of the Company’s own shares						126
Stock-for-stock exchange (Note 3)						82,190
Net changes in items other than stockholders’ equity	187,129	7,728	10,111	336	11,472	216,777

Total changes during the fiscal year ended March 31, 2007	187,129	7,728	10,111	336	11,472	200,373

Ending balance as of March 31, 2007	2,217,476	7,728	4,031	336	11,956	3,410,707

Notes:	1.	Appropriation of profit approved at the ordinary general meeting of shareholders held in June 2006.

	2.	“Other increase” includes valuation adjustments of assets in accordance with accounting standards of foreign countries where consolidated subsidiaries or equity method affiliates are located.

	3.	The transaction was conducted in connection with the stock-for-stock exchange which made Nissin Fire a wholly-owned subsidiary of the Company.

Notes to Consolidated Financial Statements

Basis of consolidated financial statements

1. Scope of consolidation

(1)	Number of consolidated subsidiaries: 25 companies

Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”)

Nisshin Fire & Marine Insurance Co., Ltd. (“Nisshin Fire”)

Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”)

Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (“Tokio Marine & Nichido Financial Life”)

Tokio Marine Asset Management Company, Limited

Tokio Marine & Nichido Career Service Co., Ltd.

Tokio Marine & Nichido Facilities, Inc.

Trans Pacific Insurance Company

Tokio Marine Global Ltd.

Tokio Marine Europe Insurance Limited

Tokio Marine Global Re Limited

Tokio Marine Asia Pte. Ltd.

Asia General Holdings Limited

TM Asia Insurance Singapore Ltd.

TM Asia Life Singapore Ltd.

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

P. T. Asuransi Tokio Marine Indonesia

Asia Insurance (Malaysia) Berhad

TM Asia Life Malaysia Bhd.

Real Seguros S.A.

Tokio Marine Brasil Seguradora S.A.

Tokio Millennium Re Ltd.

Tokio Marine Financial Solutions Ltd.

Vetra Finance Corporation

Nisshin Fire, formerly an affiliate accounted for by the equity method, is included in the consolidation for the fiscal year ended March 31, 2007 due to it having become a wholly-owned subsidiary through a stock-for-stock exchange effective on September 30, 2006.

Tokio Marine & Nichido Facilities, Inc. and P. T. Asuransi Tokio Marine Indonesia are included in the consolidation from the fiscal year ended March 31, 2007 due to an increase in importance.

Vetra Finance Corporation is included in the consolidation for the fiscal year ended March 31, 2007 due to it having become a subsidiary by way of Millea Group’s investment in the unsecured subordinated income notes of Vetra Finance Corporation as of November 15, 2006. Asia General Holdings Limited, TM Asia Insurance Singapore Ltd., TM Asia Life Singapore Ltd., Asia Insurance (Malaysia) Berhad and TM Asia Life Malaysia Bhd. are included in the consolidation for the fiscal year ended March 31, 2007 due to these entities having become subsidiaries through an acquisition of shares as of January 5, 2007.

Millea Asia Pte. Ltd. was renamed Tokio Marine Asia Pte. Ltd. as of June 23, 2006.

(2)	Names of major non-consolidated subsidiaries

Tokio Marine & Nichido Adjusting Service Co., Ltd. and Tokio Marine Capital Co., Ltd. are non-consolidated subsidiaries of the Company. Each non-consolidated subsidiary is small in scale in terms of total assets, sales, net income or loss for the period and retained earnings. As such non-consolidated subsidiaries are not considered to materially affect any reasonable determination as to the Group’s financial condition and results of operations, these companies are excluded from the consolidation.

2. Application of the equity method

(1)	Number of affiliates accounted for by the equity method: 4 companies

First Insurance Company of Hawaii, Ltd.

Tianan Insurance Company Limited

Tokio Marine Newa Insurance Co., Ltd.

Real Vida e Previdência S.A.

Tokio Marine Newa Insurance Co., Ltd. is accounted for by the equity method for the fiscal year ended March 31, 2007 due to an increase in importance.

Sudameris Vida e Previdência S.A., previously an affiliate accounted for by the equity method, was excluded from the affiliates accounted for by the equity method since it merged with Real Vida e Previdência S.A. effective as of September 29, 2006.

(2)	The non-consolidated subsidiaries (Tokio Marine & Nichido Adjusting Service Co., Ltd., Tokio Marine Capital Co., Ltd., etc.) and other affiliates (Sino Life Insurance Co., Ltd., etc.), which are not subject to the equity method, have not been accounted for by the equity method because these companies have had a minor effect on the Company’s consolidated net income or loss for the current period and retained earnings and are not considered material as a whole.

(3)	The Company owns 29.9% of the total voting rights of Japan Earthquake Reinsurance Co., Ltd. through Tokio Marine & Nichido and Nisshin Fire. The Company does not consider Japan Earthquake Reinsurance Co., Ltd. as its affiliate since it believes that it does not have a significant material effect on any policy making decisions of Japan Earthquake Reinsurance’s operations given the highly public nature of the company.

(4)	With regard to any company accounted for by the equity method that has a different closing date from that of the consolidated financial statements, the financial statements of that company for its fiscal year are used for presentation in the consolidated financial results.

3. Closing date of consolidated subsidiaries

The closing date of the fiscal year for one of the domestic consolidated subsidiaries and 17 overseas consolidated subsidiaries is December 31. The closing date of the fiscal year for one of the overseas consolidated subsidiaries is January 31. Since the differences in the closing dates do not exceed three months, the financial statements of the consolidated subsidiaries as of December 31 and January 31, respectively, are used for presentation in the accompanying consolidated financial statements. As for any significant transactions taking place during the period between the subsidiaries’ closing dates and the consolidated closing date, necessary adjustments are made for the purpose of consolidation.

4. Accounting policies

(1)	Valuation of marketable securities

a.	Trading securities are valued by the mark-to-market method, with the costs of their sales being calculated on the moving-average method.

b.	Held-to-maturity debt securities are recorded by using the amortized cost method based on the moving-average method (straight-line depreciation method).

c.	Debt securities earmarked for policy reserves are stated at amortized cost under the straight-line method in accordance with the Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” issued by the Japanese Institute of Certified Public Accountants (the “JICPA”), November 16, 2000.

Debt securities earmarked for policy reserves are recognized in the amount of 296,560 million yen on the consolidated balance sheet. The market value thereof is 291,849 million yen.

The following is a summary of the risk management policy concerning debt securities earmarked for policy reserves. In order to adequately manage interest rate risk related to assets and liabilities, Tokio Marine & Nichido Life has established the following policy reserve subgroups: “the dollar-denominated policy reserve for insurance policies during the period of deferment regarding individual annuity insurance denominated in U.S. dollars with a policy cancellation refund based on market interest rates”, “accumulated fund of policy reserve for insurance policies during the period of deferment regarding individual annuity insurance with floating interest rates”, “accumulated fund of policy reserve for insurance policies of single payment whole-life insurance with floating interest rates denominated in U.S. dollars” and “accumulated fund of policy reserve for insurance policies of single payment individual annuity insurance”. Tokio Marine & Nichido Life’s policy is to match the duration of the policy reserve in each subgroups with debt securities of the same or similar duration that are earmarked for policy reserves.

d.	All other securities having a market value are recorded by the mark-to-market method based upon the market price on the closing date.

The total amount of unrealized gains/losses on such securities is directly added to shareholders’ equity with net income taxes and costs of sales being calculated on the moving-average method.

e.	Securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.

f.	Investments in non-consolidated subsidiaries and affiliates that are not subject to the equity method are stated at cost determined by the moving-average method.

g.	Securities held in individually managed money trusts that are mainly invested in securities for trading are accounted for by the mark-to-market method.

(2)	Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3)	Depreciation method of tangible fixed assets

Depreciation of tangible fixed assets owned by the Company and its domestic consolidated subsidiaries is computed using the declining balance method. However, depreciation of buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is computed using the straight-line method.

(4)	Accounting policies for significant reserves and allowances

a.	Reserve for bad debts

In order to provide reserves for losses from bad debts, a general allowance is made pursuant to the rules of asset self-assessment and the rules of asset write-off. Allowances are made by domestic consolidated insurance subsidiaries as follows:

For claims to any debtor who has legally, or in practice, become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserves are provided based on the amount of any such claim minus the amount expected to be collectible calculated based on the disposal of collateral or execution of guarantees.

For claims to any debtor who is likely to become insolvent in the near future, reserves are provided based on the overall solvency assessment of the relevant debtor, the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.

For claims other than those described above, the amount of claims is multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, and is included in the accompanying consolidated financial statements.

For specified overseas claims, any estimated losses arising from political or economic situations in the relevant countries are accounted for as reserves for specified overseas claims in the accompanying consolidated financial statements.

In addition, all claims are assessed by the asset accounting department and the asset management department in accordance with the rules for self-assessment of asset quality. Subsequently, the asset auditing departments, which are independent from other asset-related departments, conduct audits of the assessment results of the other asset-related departments. Reserves for bad debts are accounted for based on such assessment results as stated above.

b.	Reserve for retirement benefits

To provide for employees’ retirement benefits, the Company and its domestic consolidated subsidiaries have recorded the amount expected to be incurred at the end of the fiscal year ended March 31, 2007 based on the projected retirement benefit obligations and related pension assets at the end of the fiscal year ended March 31, 2007.

Prior service costs are charged to expenses in each subsequent consolidated fiscal year by using the straight-line method with costs based on a certain term (15 years) that is based on the average remaining service years of the employees when costs were incurred.

Actuarial differences are charged to expenses in the subsequent consolidated fiscal year by using the straight-line method based upon a certain term (5 - 15 years) that is based in the average remaining service years of the employees when amounts were incurred.

Some of the domestic consolidated subsidiaries accrue reserve for retirement benefits in the aggregated amount of 369 million yen to provide for the payment of retirement benefits to directors and corporate auditors.

c.	Reserve for employees’ bonuses

To provide for payment of bonuses to employees, the Company and its consolidated domestic subsidiaries maintain reserves for employees’ bonuses based on the expected amount to be paid.

d.	Reserve for price fluctuation

Domestic consolidated insurance subsidiaries maintain reserves under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

(5)	Accounting for consumption tax, etc.

For the Company and its domestic consolidated subsidiaries, consumption tax, etc. is accounted for by the tax-excluded method. However, any business expenses and general administrative costs incurred by domestic consolidated insurance subsidiaries are accounted for by the tax-included method.

In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (as suspense payments) and is amortized over five years using the straight-line method.

(6)	Accounting for significant lease transactions

The Company and its domestic consolidated subsidiaries account for finance lease transactions, other than those that are deemed to transfer the ownership of the leased properties to lessees under the same accounting policy, as normal lease transactions.

(7)	Accounting for significant hedging activities

a.	Interest rate

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine & Nichido and Tokio Marine & Nichido Life conduct asset liability management to control such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine & Nichido and Tokio Marine & Nichido Life are engaged in deferral hedge treatment of the swap transactions and evaluate hedge effectiveness based upon the Industry Audit Committee Report No.26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, September 3, 2002—hereinafter called “Report No. 26”). Hedge effectiveness is evaluated by verifying the interest rate characteristics that influence the calculation of a theoretical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No.16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) and prior to the application of Report No. 26, as of the end of March 2003, Tokio Marine & Nichido had allocated such deferred hedge gains into gain or loss over the period remaining to maturity (1-17 years) using the straight-line method. As of the end of March 2002, Tokio Marine & Nichido Life had allocated such deferred hedge gains into gain or loss over the remaining period until maturity (6-10 years) using the straight-line method, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of March 31, 2007 was 62,011 million yen and the amount allocated to gains or losses for the fiscal year ended March 31, 2007 was 21,355 million yen.

Tokio Marine & Nichido applies deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related to corporate bonds issued by Tokio Marine & Nichido. Hedge effectiveness is not evaluated, since hedged instruments and hedging tools are believed to be highly hedge-effective since they share the same important characteristics.

b.	Foreign exchange

With regard to some of Tokio Marine & Nichido’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with assets denominated in foreign currencies, (a) deferred hedge accounting is applied and/or (b) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (c) hedging transactions are translated at contracted rates (on condition that the related forward contracts qualify for hedge accounting). As for the treatment described in (a) and (b) above, hedge effectiveness is not evaluated, since hedged instruments and hedging tools are believed to be highly hedge-effective since they share the same important characteristics.

With regard to Nisshin Fire’s forward contract transactions, which are conducted to hedge foreign exchange risk associated with bonds denominated in foreign currencies, (a) gains or losses on hedging tools are not recognized until gains or losses on hedged instruments are recognized, and/or (b) hedging transactions are translated at contracted rates (on the condition that the related forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is evaluated based on periodical comparison of the market fluctuation of both hedged instruments and hedging tools during the period beginning at the time when the hedge was put in place and ending at the time of the evaluation.

(8)	Accounting standards of overseas subsidiaries

The Company complies with accounting policies prescribed in the region or country in which the relevant consolidated subsidiaries are located.

5. Matters concerning valuation of assets and liabilities of consolidated subsidiaries

The Company has adopted the mark-to-market method.

6. Matters concerning amortization of goodwill and negative goodwill

Negative goodwill recognized as a liability on the consolidated balance sheet is amortized over 20 years using the straight-line method.

Goodwill recognized as an asset on the consolidated balance sheet is amortized in the following manner. As for the goodwill in connection with Tokio Marine & Nichido Financial Life and Real Seguros S.A., the goodwill is amortized over 5 years using the straight-line method. As for the goodwill in connection with Asia Insurance (Malaysia) Berhad and TM Asia Life Malaysia Bhd., the Company intends to amortize the goodwill over 10 years and 15 years, respectively, using the straight-line method, starting from the fiscal year ending March 31, 2008. Other goodwill and negative goodwill in small amounts are amortized at one time.

Changes in the basis of consolidated financial statements

1. The Company has adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, hereinafter “ASBJ”, Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) for the fiscal year ended March 31, 2007. The amount of stockholders’ equity prepared in accordance with the former accounting standard is 3,390,685 million yen.

2. The Company has adopted “Accounting Standard for Business Combinations” (Business Accounting Council, October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, December 27, 2005) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, revised as of December 22, 2006) for the fiscal year ended March 31, 2007.

At the end of the previous fiscal year, the consolidated adjustment for goodwill recorded in “Assets” and the amortization of goodwill recorded in “Liabilities” were offset. However, for the fiscal year ended March 31, 2007, in accordance with the application of the “Accounting Standard for Business Combinations” and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures”, goodwill recorded in “Assets” is included in “Underwriting and general administrative expenses” and amortization of negative goodwill recorded in “Liabilities” is included in “Other ordinary income”. As a result, ordinary income and ordinary expenses increased 6,615 million yen, respectively.

3. The Company has adopted “Accounting Standard for Share-based Payment” (ASBJ Statement No. 8, December 27, 2005) and “Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No. 11, May 31, 2006) for the fiscal year ended March 31, 2007. As a result, operating profit, ordinary profit and income before income taxes for the fiscal year ended March 31, 2007 each decreased in the amount of 336 million yen.

4. The Company has adopted “Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations” (ASBJ Practical Issues Task Force No.20, September 8, 2006) for the fiscal year ended March 31, 2007. As a result, 24 investment associations became our subsidiaries and affiliates. However, each of these associations is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings. As such associations are not considered to materially affect any reasonable determination as to the Group’s financial condition and results of operations, they are excluded from the consolidation and affiliates accounted for by the equity method.

5. Changes in presentation

Balance sheet

In accordance with the enforcement of the Regulations for Financial Statements of Corporations and the revision of the Enforcement Regulations of the Insurance Business Law, the following changes were made to the presentation of the balance sheet.

(1)	“Property and equipment” presented on the previous balance sheet is presented as “Tangible fixed assets”.

(2)	“Consolidated adjustment account” presented on the previous balance sheet is presented as “Intangible fixed assets” or “Negative goodwill”.

(3)	Leasehold, etc. included in “Other assets” presented on the previous balance sheet is presented as “Intangible fixed assets”.

(4)	“Reserve for fluctuation” presented on the previous balance sheet is presented as part of the “Reserve under the special law”.

(5)	“Unrealized gains on securities, net of taxes” presented on the previous balance sheet is presented as “Unrealized gains on securities, net of taxes”. [Change in the original Japanese text only.]

Statement of income

In accordance with the revision of the Enforcement Regulations of the Insurance Business Law, the following changes were made to the presentation in the statement of income.

(1)	“Amortization of goodwill” in “Other ordinary income” presented in the previous statement of income is included in “Amortization of negative goodwill” in “Other ordinary income” and “Underwriting and general administrative expenses”.

(2)	“Profit (Loss) on sales of properties” presented in the previous statement of income is presented as “Profit (Loss) on sales of fixed assets”.

(3)	“Provision for reserve for price fluctuation” presented in the previous statement of income is presented as part of the “Provision for reserve under the special law”.

Notes to consolidated balance sheet

1.	Accumulated depreciation of tangible fixed assets is 336,544 million yen and advanced depreciation of such assets is 25,728 million yen.

2.	Of all loans and receivables, the total amount of loans to borrowers in bankruptcy, past due loans, loans past due for three months or more, and restructured loans is 12,778 million yen. The breakdown is as set forth below.

(1)	The amount of loans to borrowers in bankruptcy is 277 million yen.

Loans that are past due for a certain period, or for other reasons, are generally placed on non-accrual status when substantial doubt is considered to exist as to the ultimate collectibility either of principal or interest (“Non-accrual states loans”; however, any part of bad debt written-off is excluded.). Loans to borrowers in bankruptcy represent non-accrual loans after a partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

(2)	The amount of past due loans is 5,451 million yen. Past due loans are non-accrual status loans, other than loans to borrowers in legal bankruptcy and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

(3)	The amount of loans contractually past due for three months or more is 2 million yen. Loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months of more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and past due loans are excluded.

(4)	The amount of restructured loans is 7,047 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery by improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

3.	The value of assets pledged as collateral totals 426,621 million yen in securities, 1,626 million yen in savings deposits and 1 million yen in other assets. Collateralized debt obligations are held to the value of 11,055 million yen in outstanding claims, 29,320 million yen in underwriting reserve, 23,561 million yen in corporate bonds and 122,971 million yen in other debts.

4.	Securities received from securities borrowing transactions have a market value of 161,841 million yen.

5.	Securities include securities lent under loan agreements of 913,146 million yen.

6.	The outstanding balance of undrawn committed loans is as follows.

(Yen in millions)
Total loan commitments	128,501
Balance of drawn committed loans	12,659

Undrawn loan commitments	115,842

7.	The amount of both assets and liabilities for special account as prescribed in Article 118 of the Insurance Business Law totals 1,786,478 million yen.

8.	Total investment in non-consolidated affiliates is 129,009 million yen.

9.	Tokio Marine & Nichido guarantees the liabilities of some of its subsidiaries. The balance of the guarantee to its subsidiaries as of March 31, 2007 is as follows.

(Yen in millions)
TNUS Insurance Company	9,280
Tokio Marine Compaňía de Seguros, S.A. de C.V.	1,621

Total	10,902

Notes to consolidated statement of income

1.	Major components of business expenses

(Yen in millions)
Agency commissions, etc.	418,020
Salaries	193,162

Business expenses consist of “Loss adjustment expenses”, “Underwriting and general administrative expenses” and “Agency commissions and brokerage” as shown in the accompanying consolidated statement of income.

2.	The Company recognized impairment losses on the following properties during the fiscal year ended March 31, 2007.

Purpose of use	Category	Location	Impairment loss (Yen in millions)
			Land	Building	Others	Total
Properties for rent	Land and buildings	5 properties including building in Yodogawa-ku, Osaka City.	389	379	—	769
Idle or potential disposal properties	Land and buildings	64 properties including warehouse in Higashi-asai County, Shiga Pref.	1,751	1,723	357	3,832

Total			2,141	2,103	357	4,602

Classification of idle or underused properties: (a) properties used for insurance businesses are grouped as a whole and (b) other properties including properties for rent and idle or potential disposal properties are classified on an individual basis.

As to properties for rent and idle or potential disposal properties that depreciated in value mainly due to the fall in the real estate market, the Company wrote off the excess of the carrying values of such properties over the recoverable values and recognized any such write off as an impairment loss (4,602 million yen), an extraordinary item.

The Company determined the recoverable value of a property by selecting the higher of the net sale price or the utility value. The net sale prices were calculated by taking the assessed values established by a real estate-appraiser and subtracting the anticipated expenses for disposing of the relevant properties. The utility values were calculated by discounting the future cash flows to net present values at a rate of 5.8% to 8.7%.

3.	The main component of other extraordinary income is 988 million yen resulting from partial terminations of retirement benefit plans due to retirement of employees who applied for a carrier change.

4.	The main component of other extraordinary losses is 8,790 million yen resulting from financial support to employees for their carrier change.

Notes to consolidated statement of changes in stockholders’ equity

1.	Class and number of issued shares and treasury stock

	(Unit: thousand shares)
	Number of shares as of March 31, 2006	Increase during the fiscal year ended March 31, 2007	Decrease during the fiscal year ended March 31, 2007	Number of shares as of March 31, 2007
Issued shares
Common stock	1,687	841,837	19,000	824,524
Total	1,687	841,837	19,000	824,524

Treasury stock
Common stock	6	39,308	38,127	1,187
Total	6	39,308	38,127	1,187

Note	1.	The increase of 841,837 thousand shares of issued shares is due to a stock split.

	2.	The decrease of 19,000 thousand shares is attributable to a cancellation of shares of treasury stock.

	3.	The increase of 39,308 thousand shares of treasury stock is attributable to a stock split, increasing treasury stock by 27,059 thousand, and an acquisition of 12,161 thousand shares, to implement financial policies and a share exchange.

	4.	The decrease of 38,127 thousand shares of treasury stock is attributable to a share exchange, decreasing treasury stock by 19,114 thousand, and a cancellation of shares, decreasing treasury stock by 19,000 thousand.

2.	Stock acquisition rights (including those owned by the Company)

Category	Nature of stock acquisition rights	Amount as of March 31, 2007 (yen in millions)
The Company (parent company)	Stock acquisition rights as stock options	336

3.	Dividends
(1)	Amount of dividends

Resolution	Class of stock	Total amount of dividends paid	Amount of dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2006	Common stock	25,207 million yen	15,000 yen	March 31, 2006	June 28, 2006

Meeting of the board of directors held on November 22, 2006	Common stock	12,532 million yen	15 yen	September 30, 2006	December 11, 2006

Note:	Effective September 30, 2006, the Company conducted a stock split of its shares of common stock whereby one share was split into 500 shares.

(2)	Dividends of which the record date falls within the fiscal year ended March 31, 2007, and of which the effective date falls after March 31, 2007.

The Company intends to obtain approval for the following dividend payment at the 5th Ordinary General Meeting of Shareholders to be held on June 25, 2007.

Resolution	Class of stock	Total amount of dividends paid	Source of dividends	Amount of dividends per share	Record date	Effective date

Ordinary general meeting of shareholders to be held on June 25, 2007	Common stock	17,290 million yen	Retained earnings	21 yen	March 31, 2007	June 26, 2007

Per share information

Net assets per share	4,127.60 yen
Net income per share	112.10 yen

Subsequent events

1. Pursuant to the changes made to the regulations of the corporate pension fund of Tokio Marine, as approved by the board of representatives of Tokio Marine Corporate Pension Fund as of April 19, 2007, Tokio Marine & Nichido plans to transfer a portion of its corporate pension fund to a defined-contribution pension plan as of July 2, 2007. The Company expects that the impact of this transfer on its consolidated financial results would be an extraordinary gain of approximately 26,500 million yen for the fiscal year ending March 31, 2008.

2. The Company jointly made a capital investment of 10,000 million yen with JP Morgan Chase & Co. (the Company’s share of the investment being 9,010 million yen) in a reinsurance subsidiary “Tokio Marine Bluebell Re Limited”. Subsequently, Tokio Marine Bluebell Re Limited obtained a license to conduct a reinsurance business from the local authorities as of April 24, 2007.

In addition, the Board of Directors of the Company resolved on May 2, 2007 to further provide Tokio Marine Bluebell Re Limited with 3,604 million yen for its 4,000 million yen capital increase scheduled for June 2007 to reinforce its financial base.

(1)	Purpose of the investment

Tokio Marine Bluebell Re Limited provides reinsurance coverage for guaranteed payments of death benefits and annuities in connection with variable annuity insurance offered by the Company’s subsidiary, Tokio Marine & Nichido Financial Life Co., Ltd. Tokio Marine Bluebell Re Limited has been established in order to control the risks associated with the guaranteed payment obligations of Tokio Marine & Nichido Financial Life Co., Ltd. by utilizing derivatives-based strategies through the integration of advanced financial technologies of JPMorgan Chase & Co. and the insurance risk control expertise possessed by the Company. This enables Tokio Marine & Nichido Financial Life Co., Ltd. to enhance its ability to offer variable annuity insurance to its customers.

(2)	Profile of Tokio Marine Bluebell Re Limited

(i)	Location:

The Isle of Man

(ii)	Major business operations:

Offering reinsurance coverage for guaranteed payments in connection with variable annuity insurance

(iii)	Fiscal year end:

December 31

(iv)	Capital stock after the capital increase scheduled for June 2007:

14,000 million yen

(v)	Major shareholders and shareholdings percentages:

The Company: 90.1%

Aldermanbury Investments Limited: 9.9%

(Wholly-owned subsidiary of JPMorgan Chase & Co.)

Other notes

Matters concerning business combinations are as follows.

(1)	The Company completed a stock-for-stock exchange with Nisshin Fire and made it a wholly-owned subsidiary as of September 30, 2006. The Company has applied the purchase method as described below:

(i)	The outline of the business combination to which the purchase method was applied

a.	Acquired company

Nisshin Fire & Marine Insurance Co., Ltd.

b.	Business

Property and casualty insurance

c.	Reasons for the business combination

The Company conducted a stock-for-stock exchange with Nisshin Fire, making it a wholly-owned subsidiary, in order to further strengthen the property and casualty insurance business of the Millea Group through development of an alliance between Tokio Marine & Nichido and Nisshin Fire.

d.	Date of the business combination

September 30, 2006

e.	Legal form

Stock-for-stock exchange

f.	Ratio of voting rights acquired through the business combination

72.13%

(ii)	Period for which the operating results of the acquired company are included in the consolidated financial statements of the Company

The results of operations of the acquired company after the date of the business combination are reflected in the consolidated financial statements of the Company for the fiscal year ended March 31, 2007. The results before the date of the business combination are reflected by applying the equity method.

(iii)	Acquisition cost

The shares of Nisshin Fire were purchased through a stock-for-stock exchange at a cost of 82,190 million yen. In connection with the stock exchange, 19,114,034 shares of the common stock of the Company, held as treasury stock, were delivered and no new shares were issued. The Company exchanged 0.126 shares of its common stock for 1 share of common stock of Nisshin Fire. The share exchange ratio was calculated based on methodologies that include the historical trading value method, the DCF (discounted cash flow) method and the adjusted net asset value method.

(iv)	Amount, cause, amortization method and amortization period of negative goodwill
a.	Amount of negative goodwill

18,185 million yen

b.	Cause

The acquisition cost of the acquired company, which was calculated based on the share prices for the five days immediately proceeding the date of the announcement of the share exchange agreement, was less than the market value of the net assets of the acquired company as of the date of the business combination. This difference was recognized as negative goodwill.

c.	Method and period of the amortization

Amortized over 20 years using the straight-line method

(v)	Assets and liabilities assumed on the date of the business combination and their main components

Item	Amount (million yen)	Item	Amount (million yen)
Total assets	516,570	Total liabilities	396,820
Securities included in total assets	317,938	Underwriting reserves included in total liabilities	378,723

(vi)	Approximate impact on the consolidated statement of income, assuming that the business combination took place at the beginning of the fiscal year ended March 31, 2007

The ordinary income would have increased by 84,102 million yen, while ordinary profit and net income would have decreased by 2,876 million yen and 1,387 million yen, respectively.

These amounts represent the difference between the actual figures and the estimates of the figures for ordinary income, ordinary profit and net income calculated based on the assumption that the business combination was completed at the beginning of the fiscal year ended March 31, 2007. The amortized amount of negative goodwill was calculated assuming that the negative goodwill recognized at the time of the business combination had arisen at the beginning of the fiscal year ended March 31, 2007.

The above amounts are un-audited.

(2)	In May 2006 and between January 2007 and March 2007, Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, made investments in a group of companies operating property and casualty insurance and life insurance businesses in both Singapore and Malaysia. Tokio Marine & Nichido acquired the majority share of the holding company of this group on January 5, 2007. The Company has applied the purchase method as described below:

(i)	The outline of the business combination to which the purchase method was applied

a.	Name, business and ratio of voting rights acquired

Acquired Companies	Business	Ratio of voting rights acquired
Asia General Holdings Limited	Holding company	92.13%
The Asia Insurance Company Limited (Note 1)	Property and casualty insurance	100.00%
The Asia Life Assurance Society Limited (Note 2)	Life insurance	85.15%
Asia Insurance (Malaysia) Berhad	Property and casualty insurance	100.00%
Asia Life (M) Berhad (Note 3)	Life insurance	100.00%

Notes	1.	The company was renamed TM Asia Insurance Singapore Ltd. in March 2007.

	2.	The company name was renamed TM Asia Life Singapore Ltd. in March 2007.

	3.	The company name was renamed TM Asia Life Malaysia Bhd. in March 2007.

b.	Reasons for the business combination

Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, made the acquisitions in order to expand the insurance sales base in both Singapore and Malaysia, where the insurance markets are expected to grow significantly.

c.	Date of the business combination

January 5, 2007

(ii)	Period for which the operating results of the acquired company are included in the consolidated financial statements

The deemed date of the business combination falls on the last day of the fiscal year ended March 31, 2007. Accordingly, the consolidated statement of income does not reflect the results of the acquired companies.

(iii)	Acquisition cost

(Yen in millions)
Acquired companies	Acquisition cost
Asia General Holdings Limited	42,030
The Asia Life Assurance Society Limited	1,369
Asia Insurance (Malaysia) Berhad	1,103

(iv)	Amount, cause, amortization method and amortization period of goodwill or negative goodwill

a.	Amount, amortization method and amortization period of goodwill or negative goodwill

Acquired companies	Amount of goodwill or negative goodwill (million yen)	Amortization method and period
The Asia Insurance Company Limited	(8,860)	Amortized over 20 years using the straight-line method
The Asia Life Assurance Society Limited	(9,486)	Amortized over 20 years using the straight-line method
Asia Insurance (Malaysia) Berhad	1,141	Amortized over 10 years using the straight-line method
Asia Life (M) Berhad	7,646	Amortized over 15 years using the straight-line method

b.	Cause

The Asia Insurance Company Limited sold its assets before the share acquisition and the realized value was larger than the asset value at the time of the acquisition appraisal, meaning the market value of net assets at the time of the business combination was larger than the amount paid at acquisition, and thus the excess amount was recognized as negative goodwill. The Asia Life Assurance Society Limited sold its assets before the share acquisition and the realized value was larger than the asset value at the time of the acquisition appraisal. This, in addition to a different way of valuing the underwriting reserve, meant the market value of net assets at the time of the business combination was larger than the amount paid at acquisition, and thus the excess amount was recognized as negative goodwill. For Asia Insurance (Malaysia) Berhad and Asia Life (M) Berhad, the amount paid at acquisition which reflected the future income expected at the time of the acquisition appraisal, exceeded the market value of net assets at the time of the business combination, and the excessive difference was recognized as goodwill.

(v)	Amount of assets and liabilities assumed on the date of the business combination and their main components

	(Yen in millions)
Acquired companies	Total assets	Securities included in total assets	Total liabilities	Underwriting reserves included in total liabilities
Asia General Holdings Limited	48,537	40,665	2,887	—
The Asia Insurance Company Limited	43,880	16,889	13,159	7,007
The Asia Life Assurance Society Limited	170,460	122,195	134,940	125,900
Asia Insurance (Malaysia) Berhad	7,473	2,380	2,938	2,305
Asia Life (M) Berhad	112,337	68,688	105,142	99,366

(vi)	Approximate impact on the consolidated statement of income, assuming that the business combination took place at the beginning of the fiscal year ended March 31, 2007

The ordinary income and net income would have increased by 65,833 million yen and 4,114 million yen, respectively, while ordinary profit would have decreased by 2,911 million yen.

These amounts represent the difference between the actual figures and the estimates of the figures for ordinary income, ordinary profit and net income calculated based on the assumption that the business combination was completed at the beginning of the fiscal year ended March 31, 2007. The amortized amount of negative goodwill was calculated assuming that the negative goodwill recognized at the time of the business combination had arisen at the beginning of the fiscal year ended March 31, 2007.

The above amounts are un-audited.

Non-consolidated Balance Sheet

As of March 31, 2007

(Yen in Millions)
Assets
Current assets	102,469
Cash, deposits and savings	40,412
Deferred tax assets	506
Receivables	61,499
Others	51
Fixed assets	2,454,817
Tangible fixed assets	160
Building	124
Motor vehicles and transport equipment	8
Office equipment	27
Intangible fixed assets	0
Telephone right	0
Investments and other assets	2,454,656
Investments in subsidiaries	2,452,851
Deferred tax assets	103
Others	1,700

Total assets	2,557,287

Liabilities
Current liabilities	1,301
Accounts payable	236
Accrued expenses	34
Accrued income taxes	776
Accrued business office tax	4
Accrued consumption tax	50
Deposits received	11
Reserve for employees’ bonuses	187
Fixed liabilities	126
Long-term accounts payable	70
Accrued retirement benefits	55

Total liabilities	1,427

Net assets
Stockholders’ equity	2,555,523
Common stock	150,000
Capital surplus	1,683,773
Additional paid-in capital	1,511,485
Others	172,288
Retained earnings	726,788
Other retained earnings	726,788
General reserve	420,275
Retained earnings carried forward	306,512
Treasury stock	(5,038)
Stock acquisition rights	336

Total net assets	2,555,860

Total liabilities and net assets	2,557,287

Non-consolidated Statement of Income

For the fiscal year ended March 31, 2007

(April 1, 2006 to March 31, 2007)

	(Yen in Millions)
Operating income
Dividends from affiliates	293,928
Management fees from affiliates	3,834	297,763

Operating expenses
General administrative expenses	3,512	3,512

Operating profit		294,250
Non-operating income
Interest earned	35
Commission earned	13
Foreign exchange gains	170
Other non-operating income	5	224

Non-operating expenses
Transaction fee for repurchase of shares	27
Other non-operating expenses	0	27

Ordinary profit		294,447
Extraordinary Expenses
Loss on sale of fixed assets	0
Loss on removal of fixed assets	0	0

Income before income taxes		294,447
Income taxes - current	1,619
Income taxes - deferred	(10)	1,608

Net income		292,838

Non-consolidated Statement of Changes in Stockholders’ Equity

For the fiscal year ended March 31, 2007

(April 1, 2006 to March 31, 2007)

	(Yen in Millions)
	Stockholders’ equity
	Common Stock	Capital surplus		Retained earnings		Treasury stock	Total stockholders’ equity
		Additional paid-in capital	Others	Other retained earnings
				General reserve	Retained earnings carried forward
Ending balance as of March 31, 2006	150,000	1,511,485	250,047	304,994	160,413	(11,539)	2,365,401

Changes during the fiscal year
Succession due to corporate separation and transfer (Note 1)				6,281			6,281
General reserve (Note 2)				109,000	(109,000)		—
Distribution of surplus (Note 2)					(25,207)		(25,207)
Distribution of surplus					(12,532)		(12,532)
Net income					292,838		292,838
Repurchase of the Company’s own shares						(153,574)	(153,574)
Cancellation of the Company’s own shares			(80,629)			80,629	—
Disposition of the Company’s own shares			(124)			251	126
Stock-for-stock exchange (Note 3)			2,994			79,196	82,190
Net changes in items other than stockholders’ equity

Total changes during the fiscal year	—	—	(77,759)	115,281	146,098	6,501	190,122

Ending balance as of March 31, 2007	150,000	1,511,485	172,288	420,275	306,512	(5,038)	2,555,523

	Stock acquisition rights	Total net assets
Ending balance as of March 31, 2006	—	2,365,401

Changes during the fiscal year
Succession due to corporate separation and transfer (Note 1)		6,281
General reserve (Note 2)		—
Distribution of surplus (Note 2)		(25,207)
Distribution of surplus		(12,532)
Net income		292,838
Repurchase of the Company’s own shares		(153,574)
Cancellation of the Company’s own shares		—
Disposition of the Company’s own shares		126
Stock-for-stock exchange (Note 3)		82,190
Net changes in items other than stockholders’ equity	336	336

Total changes during the fiscal year	336	190,458

Ending balance as of March 31, 2007	336	2,555,860

Notes

1.      The transaction was conducted pursuant to the former Commercial Code in connection with the corporate separation and transfer of business management functions with respect to Nisshin Fire & Marine Insurance Co., Ltd. from Tokio Marine & Nichido Fire Insurance Co., Ltd.

2. Appropriation of profits approved at the ordinary general meeting of shareholders held in June 2006.
3. The transaction was conducted into in connection with the stock-for-stock exchange which made Nisshin Fire a wholly-owned subsidiary of the Company.

Notes to Non-consolidated Financial Statements

Significant accounting policies

1.	Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2.	Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings (excluding auxiliary facilities attached to buildings) is computed using the declining-balance method principally over the following useful lives.

Equipment and furniture	3 to 15 years
Auxiliary facilities attached to buildings	8 to 18 years

3.	Reserve

(1)	To provide for payment of bonuses to employees, the Company maintains a reserve for employees’ bonuses based on the expected amount to be paid.

(2)	To provide for employees’ retirement benefit payments, the Company maintains a reserve for employee’s retirement benefits equal to the amount deemed to have incurred as of the end of the fiscal year ended March 31, 2007.

4.	Lease transactions

Finance lease transactions other than those deemed to transfer the ownership of the leased property to the lessee are accounted for by a method similar to the method applicable to ordinary lease transactions.

5.	Consumption taxes

Consumption taxes and local consumption taxes are accounted for by the tax-segregated method.

Changes in significant accounting policies

1. Presentation of net assets on the balance sheet

The Company has adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) for the fiscal year ended March 31, 2007.

Stockholders’ equity prepared in accordance with the former accounting standard is 2,555,523 million yen.

2. Accounting standard for business combinations

The Company has adopted “Accounting Standard for Business Combinations” (Business Accounting Council, October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, December 27, 2005) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 22, 2006) for the fiscal year ended March 31, 2007.

3. Accounting standard for share-based payment

The Company has adopted “Accounting Standard for Share-based Payment” (ASBJ Statement No. 8, December 27, 2005) and “Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No. 11, May 31, 2006) for the fiscal year ended March 31, 2007. As a result, operating profit, ordinary profit and income before income taxes for the fiscal year ended March 31, 2007 each decreased by 30 million yen.

Notes to the non-consolidated balance sheet

1. Accumulated depreciation of tangible fixed assets:	110 million yen

2. Monetary claims against and debts owed to affiliates:
Monetary claims receivables	5,001 million yen
Debts payable	35 million yen

3. Debts payable to directors and corporate auditors:
Long-term debts payable	70 million yen

Notes to the non-consolidated statement of income

Volume of transactions with affiliates:

Operating transactions
Operating income	297,763 million yen
Operating expenses	332 million yen
Transactions other than operating transactions	1 million yen

Notes to the statement of changes in stockholders’ equity

Class and number of treasury stock held by the Company as of March 31, 2007

Common stock             1,187,265 shares

Tax effect accounting

Major components of deferred tax assets

Deferred tax assets

Deductible foreign tax	255 million yen
Accrued enterprise tax	173 million yen
Reserve for employees’ bonuses	76 million yen
Others	105 million yen
Total deferred tax assets	610 million yen

Net deferred tax assets	610 million yen

Leased non-current assets

In addition to the non-current assets stated in the balance sheet, some of the Company’s office equipment is leased pursuant to finance lease contracts without a transfer of ownership.

Transactions with related parties

					(Yen in Millions)
Related party	Company name	Share of voting rights held	Relationship with the related party	Details of the transaction	Volume of the transaction

Subsidiary	Tokio Marine & Nichido Life	100% (directly held by the Company)	Director(s) and corporate auditor(s) concurrently held offices in both entities, etc.	Subscription to capital increase	50,000

Conditions for the transaction

The Company subscribed to a capital increase of Tokio Marine & Nichido Life by purchasing newly issued shares of Tokio Marine & Nichido Life at 50,000 yen per share.

Per-share information

Net assets per share	3,103.86 yen
Net income per share	352.92 yen

Significant subsequent events

The Company jointly made a capital investment of 10,000 million yen with JP Morgan Chase & Co. (the Company’s share of the investment being 9,010 million yen) in a reinsurance subsidiary “Tokio Marine Bluebell Re Limited.” Subsequently, Tokio Marine Bluebell Re Limited obtained a license to conduct a reinsurance business from the local authorities as of April 24, 2007.

In addition, the Board of Directors of the Company resolved on May 2, 2007 to further provide Tokio Marine Bluebell Re Limited with 3,604 million yen for its 4,000 million yen capital increase scheduled for June 2007 to reinforce its financial base.

(1)	Purpose of the investment

Tokio Marine Bluebell Re Limited provides reinsurance coverage for guaranteed payments of death benefits and annuities in connection with variable annuity insurance offered by the Company’s subsidiary, Tokio Marine & Nichido Financial Life. Tokio Marine Bluebell Re Limited has been established in order to control the risks associated with the guaranteed payment obligations of Tokio Marine & Nichido Financial Life. by utilizing derivatives-based strategies through the integration of advanced financial technologies of JPMorgan Chase & Co. and the insurance risk control expertise possessed by the Company. This enables Tokio Marine & Nichido Financial Life Co., Ltd. to enhance its ability to offer variable annuity insurance to its customers.

(2)	Profile of Tokio Marine Bluebell Re Limited

(i)	Location:

The Isle of Man

(ii)	Major business operations:

Offering reinsurance coverage for guaranteed payments in connection with variable annuity insurance

(iii)	Fiscal year end:

December 31

(iv)	Capital stock after the capital increase scheduled for June 2007:

14,000 million yen

(v)	Major shareholders and shareholdings percentages:

The Company: 90.1%

Aldermanbury Investments Limited: 9.9%

(Wholly-owned subsidiary of JPMorgan Chase & Co.)

Other notes

1.	As a result of the corporate separation under Japanese law effected as of April 1, 2006 whereby the Company’s subsidiary, Tokio Marine & Nichido, transferred its business management functions with respect to Nisshin Fire to the Company, Nisshin Fire became a direct affiliate of the Company. An outline of the transaction is as follows.

(1)	Outline of the transaction

(i)	Name of the business operation:

Business management functions with respect to Nisshin Fire

(ii)	Details of the business operation:

Approval of important matters relating to business operations of Nisshin Fire, including annual plans concerning income and expenses, business plans, funding, administration and coordination in relation to the promotion of the alliance with Nisshin Fire.

(iii)	Legal form of business combination:

Corporate separation and transfer of business management functions from Tokio Marine & Nichido to the Company

(iv)	Purpose of the transaction:

Nisshin Fire became an affiliate of Tokio Marine & Nichido as of February 23, 2005. The Company assumed a primary role in the business management of Nisshin Fire for the following reasons. The Company sought to take advantage of its business management expertise in managing Nisshin Fire and traditionally has placed all affiliates engaged in the domestic insurance business, the core business domain of Millea group, under the Company’s direct business management.

(2)	Effect of the accounting treatment applied:

As a result of the corporate separation and transfer, assets increased by 6,282 million yen, liabilities increased by 1 million yen, and net assets increased by 6,281 million yen from the end of the previous fiscal year.

2.	The Company conducted a stock-for-stock exchange with Nisshin Fire effective as of September 30, 2006, making Nisshin Fire a wholly-owned subsidiary of the Company. In connection with the stock-for-stock exchange, treasury stock held by the Company was delivered and no new shares were issued. The outline of this transaction is set forth in the notes to the consolidated financial statements.

Copy of Independent Auditor’s Report on Consolidated Financial Statements

(English Translation)

Independent Auditor’s Report

May 21, 2007

To the Board of Directors Millea Holdings, Inc.
PricewaterhouseCoopers Aarata

Akira Yamate, CPA
Representative and Engagement Partner
Chikakuni Yoshida, CPA
Representative and Engagement Partner
Susumu Arakawa, CPA
Representative and Engagement Partner

We have audited, in accordance with Article 444, paragraph 4 of the Corporation Law, the consolidated financial statements of Millea Holdings, Inc. (the “Company”) for the fiscal year that began on April 1, 2006 and ended on March 31, 2007. These financial statements consist of a consolidated balance sheet, a consolidated statement of income, a consolidated statement of changes in stockholders’ equity and notes to consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit as an independent auditor.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is performed on a test basis and includes assessing the accounting principles used by management including how they are applied and estimates made by management, as well as examining the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the foregoing consolidated financial statements present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period covered by the aforementioned financial statements in conformity with accounting principles generally accepted in Japan.

Note:

1. As stated in the notes relating to changes in the basis of consolidated financial statements, the Company has applied the following accounting standards in preparing the consolidated financial statements beginning with the fiscal year ended March 31, 2007.

(1) “Accounting Standard for Presentation of Net Assets in the Balance Sheet” and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet”

(2) “Accounting Standard for Business Combinations”, “Accounting Standard for Business Divestitures” and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures”

(3) “Accounting Standard for Share-based Payment” and “Guidance on Accounting Standard for Share-based Payment”

(4) “Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations”

2. Any subsequent events that are expected to have a material influence on the financial position and the results of operations of the Company and its consolidated subsidiaries for the subsequent fiscal year(s) are stated in the notes on subsequent events.

Our firm and engagement partners have no interests in the Company that is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Independent Auditor’s Report on Non-consolidated Financial Statements

(English Translation)

Independent Auditor’s Report

May 21, 2007

To the Board of Directors Millea Holdings, Inc.
PricewaterhouseCoopers Aarata

Akira Yamate, CPA
Representative and Engagement Partner
Chikakuni Yoshida, CPA
Representative and Engagement Partner
Susumu Arakawa, CPA
Representative and Engagement Partner

We have audited, in accordance with Article 436, paragraph 2, item 1 of the Corporation Law, the non-consolidated financial statements of Millea Holdings, Inc. (the “Company”) for its 5th fiscal year, that began on April 1, 2006 and ended on March 31, 2007. These financial statements consist of a non-consolidated balance sheet, a non-consolidated statement of income, a non-consolidated statement of changes in stockholders’ equity, notes to non-consolidated financial statements and supplementary schedules. These financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit as an independent auditor.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit is performed on a test basis and includes assessing the accounting principles used by management including how they are applied and estimates made by management, as well as examining the overall presentation of the financial statements and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the foregoing non-consolidated financial statements and supplementary schedules present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the aforementioned financial statements and supplementary schedules in conformity with accounting principles generally accepted in Japan.

Note:

1. As stated in the notes relating to changes in the significant accounting policies, the Company has applied the following accounting standards in preparing the non-consolidated financial statements and supplementary schedules beginning with the fiscal year ended March 31, 2007.

(1) “Accounting Standard for Presentation of Net Assets in the Balance Sheet” and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet”

(2) “Accounting Standard for Business Combinations”, “Accounting Standard for Business Divestitures” and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures”

(3) “Accounting Standard for Share-based Payment” and “Guidance on Accounting Standard for Share-based Payment”

2. Any subsequent events that are expected to have a material influence on the financial position and the results of operations of the Company for the subsequent fiscal year(s) are stated in the notes on subsequent events.

Our firm and engagement partners have no interests in the Company that is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of the Audit Report of the Board of Corporate Auditors

Audit Report

Based on the audit reports received from each corporate auditor relating to the performance by the Company's directors of their duties during the fiscal year that began on April 1, 2006 and ended on March 31, 2007 and after consultations amongst our members, we, the undersigned Board of Corporate Auditors, report as follows:

1. Details of the Methodology of the Audit Performed by Corporate Auditors

The Board of Corporate Auditors who has set the auditing policies, the auditing schedules and related matters, received from each corporate auditor audit reports detailing the performance of each corporate auditor in audits and the results thereof. The Board of Corporate Auditors also received from each of the Company's directors and the Company's independent auditor reports detailing the performance of their duties and asked for further explanation whenever necessary.

Each corporate auditor, pursuant to the auditing standards, the auditing policies and the auditing schedules set by the Board of Corporate Auditors, maintained good communications with directors, the internal audit department and other employees; committed themselves to gathering information and improving the circumstances of the audit; attended meetings of the Board of Directors and other important meetings; received reports detailing the performance of their duties from directors and other employees; asked for further explanations whenever necessary and inspected important decision-making documents and thereby investigated the Company's business activities and financial position.

In addition, pursuant to the auditing standards set by the Board of Corporate Auditors for an audit of the internal control system, each corporate auditor examined the details of the resolution of the meeting of the Board of Directors concerning (a) a governance framework to ensure that the directors' performance of their duties are carried out in conformity with the laws and the Articles of Incorporation; and (b) any other governance framework to ensure appropriate business operations, as set forth in Article 100, paragraphs 1 and 3 of the Enforcement Regulations of the Corporation Law. Each of the corporate auditors also monitored and examined the governance framework (internal control system) which was implemented by the Board of Directors based on the aforementioned resolution.

As for subsidiaries of the Company, each corporate auditor maintained good communications and facilitated information sharing with directors, corporate auditors, the internal audit department and other employees of the subsidiaries and received reports regarding the business activities of the subsidiaries whenever necessary.

We examined the business report included in this notice of convocation as well as the supplementary schedules thereto for the fiscal year ended March 31, 2007 based on the aforesaid methods of audit.

Furthermore, each corporate auditor monitored and examined whether the Company's independent auditor maintained independence from the Company and performed the audit adequately, received from the Company's independent auditor a report concerning the performance of that auditor's duties and asked for further explanations whenever necessary.

Additionally, each corporate auditor received a notice from the Company's independent auditor stating that "a framework to ensure that independent auditors' performance of duties are carried out properly" (consisting of matters enumerated in the items of Article 159 of the Regulations for Financial Statements of Corporations) is established pursuant to "Quality Management Standards Regarding Audits" (Corporate Accounting Council, October 28, 2005) and addressing other standards concerned, and asked for further explanations whenever necessary.

Based on the methodology of the audit described above, we examined the non-consolidated financial statements (balance sheet, statement of income, statement of changes in stockholders' equity and notes thereto) and the supplementary schedules thereto, and the consolidated financial statements (balance sheet, statement of income, statement of changes in stockholders' equity and notes thereto) for the fiscal year ended March 31, 2007.

2. Results of Audit

(1)	Results of the audit of the business report and others

(a)	We found the business report and the supplementary schedules to present fairly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation of the Company.

(b)	In connection with the performance by directors of their duties, we found no dishonest act or violation of applicable laws, regulations or the Articles of Incorporation of the Company.

(c)	We found the resolution of the meeting of the Board of Directors with respect to the internal control system to be appropriate. In addition, we have nothing to report on the directors' performance of their duties in connection with the internal control system.

(2)	Results of the audit of the non-consolidated financial statements and the supplementary schedules thereto

We found the methodologies and the results of the audit conducted by the independent auditors, PricewaterhouseCoopers Aarata, to be appropriate.

(3)	Results of the audit of the consolidated financial statement

We found the methodologies and the results of the audit conducted by the independent auditors, PricewaterhouseCoopers Aarata, to be appropriate.

Additionally, as described in the business report, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Nisshin Fire & Marine Insurance Co., Ltd., subsidiaries of the Company, received administrative orders (a suspension order regarding certain operations and a business improvement order) in March of this year from the Financial Services Agency regarding certain improper non-payment of insurance claims for third-sector products.

May 22, 2007

Board of Corporate Auditors,

Millea Holdings, Inc.

Shoji Ueno, Standing Corporate Auditor

Tetsuo Kamioka, Standing Corporate Auditor

Shigemitsu Miki, Corporate Auditor

Hiroshi Fukuda, Corporate Auditor

Yuko Kawamoto, Corporate Auditor

Note:

(1) ChuoAoyama PricewaterhouseCoopers, the Company's former independent auditor, lost its capacity to serve as the Company's independent auditor under Japanese law as of July 1, 2006 because of a suspension order imposed by the Financial Services Agency. In response to this development, the Board of Corporate Auditors appointed PricewaterhouseCoopers Aarata as the Company's temporary independent auditor under Japanese law as of July 4, 2006.

(2) Mr. Shigemitsu Miki, Mr. Hiroshi Fukuda and Ms. Yuko Kawamoto are the outside corporate auditors, fulfilling the position prescribed by Article 2, paragraph 1, item 16 of the Corporation Law.

Reference Materials regarding the General Meeting of Shareholders

Proposals to be acted upon and matters for reference:

Item 1. Appropriation of Surplus

With respect to the appropriation of surplus, the Company seeks to improve shareholder returns, by distributing stable dividends on its common stock and by repurchasing its own shares after taking into consideration the business results and expected future environment of the Company, subject to the Company having provided sufficient capital to meet the business needs of the Millea Group.

In accordance with the above policy, and considering various factors, the Company proposes to pay 21 yen per share of common stock of the Company as a year-end cash dividend. As 15 yen per share was paid as an interim cash dividend, the amount of total annual cash dividends will be 36 yen per share for the fiscal year ended March 31, 2007. This is an increase of total annual cash dividends of 6 yen per share from 30 yen (*) per share paid for the previous fiscal year.

(*) Calculated after giving pro forma effect to the 1 to 500 stock split that was conducted as of September 30, 2006, 15,000 yen per share (the actual amount of annual total cash dividends paid per share for the previous fiscal year) would be 30 yen per share.

Additionally, the Company proposes to set aside 259 billion yen for its general reserve.

1. Payment of the year-end cash dividends

(1)	Matters regarding distribution of dividends and its aggregate amount

Amount of cash dividend per share of common stock of the Company: 21 yen

Aggregate amount of cash dividends: 17,290,079,310 yen

(2)	Effective date of the distribution of surplus June 26, 2007

2. Other matters regarding the appropriation of surplus

(1)	Item of surplus to be increased and the amount

General reserve: 259 billion yen

(2)	Item of surplus to be decreased and the amount

Retained earnings carried forward: 259 billion yen

Item 2. Election of Twelve (12) Directors

The term in office of all 11 directors will expire at the close of this Meeting. Accordingly, the election of the following 12 directors is proposed.

The candidates for directors are as follows:

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of the Company’s shares held

01.	Kunio Ishihara	April	1966	Joined Tokio Marine	35,220 shares
	(October 17, 1943)	June	1995	Director and General Manager of Hokkaido Regional Headquarters of Tokio Marine
		June	1998	Managing Director and General Manager of Hokkaido Regional Headquarters of Tokio Marine
		July	1998	Managing Director and General Manager of Hokkaido Division of Tokio Marine
		June	1999	Managing Director of Tokio Marine
		June	2000	Senior Managing Director of Tokio Marine
		June	2001	President of Tokio Marine
		April	2002	President of Millea Holdings (to present)
		Oct.	2004	President of Tokio Marine & Nichido (to present)
		(Representation of other companies)
		President of Tokio Marine & Nichido Chairman of The General Insurance Association of Japan

02.	Toshiro Yagi	April	1971	Joined Tokio Marine	18,805 shares
	(November 1, 1947)	June	2001	Director and General Manager of Chemical Industry Production Dept., Tokyo Corporate Business Division I of Tokio Marine
		Oct.	2001	Director and General Manager of Corporate Planning Dept. of Tokio Marine
		June	2002	Director(*) and General Manager of Corporate Planning Dept. of Tokio Marine
		June	2003	Managing Director of Tokio Marine
		June	2003	Director of Millea Holdings
		Oct.	2004	Managing Director of Tokio Marine & Nichido
		June	2005	Managing Director and General Manager of Corporate Planning Dept. of Tokio Marine & Nichido
		June	2006	Retired from his position as Managing Director of Tokio Marine & Nichido
		June	2006	Senior Managing Director of Millea Holdings (to present) * Non-member of the board
		(Responsibilities)
		In charge of Corporate Planning Dept., Personnel Planning Dept., Compliance Dept., Corporate Legal Dept. and Risk Management Dept. Assistant to the Director in charge of Internal Audit Dept.

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of the Company’s shares held

03.	Minoru Makihara	March	1956	Joined Mitsubishi Corporation	13,600 shares
	(January 12, 1930)	June	1986	Director of Mitsubishi Corporation
		June	1988	Managing Director of Mitsubishi Corporation
		June	1990	Senior Managing Director of Mitsubishi Corporation
		June	1992	President of Mitsubishi Corporation
		June	1993	Director of Tokio Marine (outside director)
		April	1998	Chairman of the Board of Directors of Mitsubishi Corporation
		April	2002	Retired from his position as Director of Tokio Marine (outside director)
		April	2002	Director of Millea Holdings (outside director) (to present)
		April	2004	Director and Senior Corporate Advisor of Mitsubishi Corporation
		June	2004	Senior Corporate Advisor of Mitsubishi Corporation (to present)

04.	Masamitsu Sakurai	April	1966	Joined Ricoh Company, Ltd.	—
	(January 8, 1942)	June	1992	Director of Ricoh Company, Ltd.
		June	1994	Managing Director of Ricoh Company, Ltd.
		March	1995	Managing Director and General Manager, Research & Development Group of Ricoh Company, Ltd.
		Jan.	1996	Managing Director and General Manager, Business Development Center of Ricoh Company, Ltd.
		April	1996	President of Ricoh Company, Ltd.
		April	2002	Director of Millea Holdings (outside director) (to present)
		June	2005	Representative Director and President of Ricoh Company, Ltd.
		April	2007	Representative Director and Chairman of the Board of Ricoh Company, Ltd. (to present)
		(Representation of other companies)
		Representative director and Chairman of the Board of Ricoh Company, Ltd.
		Chairman of Japan Association of Corporate Executives

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of the Company’s shares held

05.	Haruo Shimada	April	1967	Research Assistant, Faculty of Economics, Keio University	—
	(February 21, 1943)	April	1975	Associate Professor, Faculty of Economics, Keio University
		April	1982	Professor, Faculty of Economics, Keio University
		April	2002	Director of Millea Holdings (outside director) (to present)
		March	2007	Retired from his position as Professor, Faculty of Economics, Keio University
		April	2007	Dean of Chiba University of Commerce (to present)

06.	Tomochika Iwashita	July	1969	Joined Tokio Marine	19,315 shares
	(November 14, 1946)	June	1998	Director and General Manager of Automobile Industry Production Dept. II of Tokio Marine
		July	1998	Director and General Manager of Automobile Industry Production Dept. II, Tokyo Automobile Division of Tokio Marine
		June	1999	Director and General Manager of Corporate Planning Dept. of Tokio Marine
		April	2000	Managing Director and General Manager of Corporate Planning Dept. of Tokio Marine
		June	2000	Managing Director of Tokio Marine
		Sep.	2000	Director of Tokio Marine
		Dec.	2000	Retired from his position as Director of Tokio Marine
		June	2002	Managing Director of Tokio Marine
		July	2002	Managing Director and General Manager of Public & Institutional Business Division of Tokio Marine
		June	2003	Senior Managing Director and General Manager of Public & Institutional Business Division of Tokio Marine
		Oct.	2004	Senior Managing Director of Tokio Marine & Nichido
		June	2005	Executive Vice President of Tokio Marine & Nichido
		June	2005	Director of Millea Holdings (to present)
		June	2006	Retired from his position as Executive Vice President of Tokio Marine & Nichido
		June	2006	President of Tokio Marine & Nichido Life (to present)
		(Representation of other companies)
		President of Tokio Marine & Nichido Life

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of the Company’s shares held

07.	Hiroshi Amemiya	April	1973	Joined Tokio Marine	12,705 shares
	(October 2, 1950)	June	2002	Director(*) and General Manager of Nagoya Production Dept. III, Tokai Division of Tokio Marine
		June	2003	Director(*) and General Manager of Corporate Planning Dept. of Tokio Marine
		Oct.	2004	Director(*) and General Manager of Corporate Planning Dept. of Tokio Marine & Nichido
		June	2005	Managing Director of Tokio Marine & Nichido (to present)
		June	2005	Director of Millea Holdings (to present) * Non-member of the board

08.	Hiroshi Miyajima	April	1974	Joined Nisshin Fire	7,504 shares
	(May 4, 1950)	June	2000	Director and General Manager, General Planning Dept. of Nisshin Fire
		April	2001	Director and General Manager, Personnel & General Affairs Dept. of Nisshin Fire
		April	2002	Director and General Manager, Personnel Dept. of Nisshin Fire
		April	2003	Managing Director and Deputy General Manager, Production Promotion Headquarters of Nisshin Fire
		June	2003	Senior Managing Director and Deputy General Manager, Production Promotion Headquarters of Nisshin Fire
		April	2004	Senior Managing Director and General Manager, Production Promotion Headquarters of Nisshin Fire
		April	2005	President and General Manager, Marketing Promotion Headquarters of Nisshin Fire
		June	2006	Director of Millea Holdings (to present)
		April	2007	President of Nisshin Fire (to present)
		(Representation of other companies)
		President of Nisshin Fire

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of the Company’s shares held

09.	Takaaki Tamai	April	1975	Joined Tokio Marine	9,150 shares
	(July 5, 1950)	June	2003	Director(*) and General Manager, Overseas Division of Tokio Marine
		Oct.	2004	Director(*) and General Manager in charge of Asia region of Tokio Marine & Nichido
		June	2006	Managing Director and General Manager of Corporate Planning Dept. of Tokio Marine & Nichido (to present)
		June	2006	Director of Millea Holdings (to present) * Non-member of the board

10.	Shuzo Sumi	April	1970	Joined Tokio Marine	10,105 shares
	(July 11, 1947)	June	2000	Director and Chief Representative in London, Overseas Division of Tokio Marine
		July	2001	Director, General Manager and Chief Representative in London, Overseas Division of Tokio Marine
		June	2002	Managing Director of Tokio Marine
		Oct.	2004	Managing Director of Tokio Marine & Nichido
		June	2005	Senior Managing Director of Tokio Marine & Nichido
		Dec.	2005	Senior Managing Director and General Manager of Drastic Reform Promotion Dept. of Tokio Marine & Nichido
		June	2006	Senior Managing Director of Tokio Marine & Nichido (to present)
		(Representation of other companies)
		Senior Managing Director of Tokio Marine & Nichido

11.	Shin-Ichiro Okada	April	1973	Joined Tokio Marine	4,000 shares
	(July 7, 1950)	June	2005	Director (*) and General Manager of Commercial Lines Underwriting Dept. of Tokio Marine & Nichido (to present) * Non-member of the board

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of the Company’s shares held

12.	Hiroshi Mitsunaga (November 19, 1951)	June	2000

Joined Nichido Fire and subsequently held positions in the following order

-   General Manager of Corporate Planning Office (in charge of preparation of integration)

-   General Manager of Corporate Planning Office

-   General Manager of Corporate Planning Dept.

					2,300 shares
		June	2003	General Manager of Business Strategy Dept. and Personnel Planning Dept. of Millea Holdings
		Oct	2004	General Manager of Business Management Dept. of Millea Holdings
		July	2006	General Manager of Business Development and Support Dept. of Milla Holdings (to present)

Notes:	1.	Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada are candidates for outside directors.

	2.	The reason for proposing Mr. Minoru Makihara as a candidate for outside director is that he would be expected to fulfill his supervisory functions and provide valuable advice based on his insight as a company manager, acquired through many years of experience in a management role. The reason for proposing Mr. Masamitsu Sakurai as a candidate for outside director is that he would be expected to fulfill his supervisory functions and provide valuable advice based on his insight as a company manager, acquired through many years of experience in a management role. The reason for proposing Dr. Haruo Shimada as a candidate for outside director is that he would be expected to fulfill his supervisory functions and provide valuable advice based on his insight as a specialist in economics, acquired through many years of involvement in academic activities. While Dr. Haruo Shimada has not been involved in corporate management other than as an outside director or an outside corporate auditor, we believe that he would properly perform his duty as an outside director for the reasons set forth above.

	3.	Mr. Minoru Makihara serves as an outside director of Shinsei Bank, Limited (“Shinsei Bank”). During Mr. Makihara’s term, Shinsei Bank received a cease and desist order in March 2007 from the Japan Fair Trade Commission stating that the advertising materials for a financial product for individual customers offered by Shinsei Bank failed to comply with the regulations under the Act against Unjustifiable Premiums and Misleading Representations. Mr. Makihara was not aware of the failure until it was discovered. After the discovery, Mr. Makihara received, at Shinsei Bank’s board meeting, a report from Shinsei Bank’s management and asked for an enhancement of the internal monitoring system and the “Consumer Advertisement Monitoring Program” (a program in which consumers monitor Shinsei Bank’s advertisements from a consumer’s point of view) in order to prevent a recurrence. Mr. Minoru Makihara also serves as an outside director of Mitsubishi UFJ Securities, Co., Ltd (“Mitsubishi UFJ Securities”). In January 2007, during Mr. Makihara’s term, Mitsubishi UFJ Securities received a business improvement order from the Financial Services Agency for securities trading on unpublished information of the issuer of securities on Mitsubishi UFJ Securities’ own account. Mr. Makihara was not aware of such securities trading before it was discovered. After the discovery, he has overseen the business improvement measures implemented by the management at the board meeting and made remarks on a timely basis.

	4.	Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada will have served as outside directors for 5 years and 3 months at the close of this Meeting.

	5.	In accordance with the provisions of Article 427, paragraph 1 of the Corporation Law, the Company has entered into an agreement with Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada to limit their liability provided for in Article 423, paragraph 1 of the Corporation Law. The limitation of liability under the agreement shall be the higher of either 10 million yen or the amount provided in Article 425, paragraph 1 of the Corporation Law. The Company intends to maintain the agreement if Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada are elected as proposed.

Item 3. Election of Two (2) Corporate Auditors

The term in office of Mr. Shigemitsu Miki (corporate auditor) will expire at the close of this Meeting. Mr. Shoji Ueno (corporate auditor), who tendered resignation, will retire from his office at the close of this Meeting. Accordingly, the election of the following two corporate auditors in proposed.

The submission of this item has been approved by the Board of Corporate Auditors.

The candidates for corporate auditors are as follows:

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of Company’s shares held

01.	Shigemitsu Miki (April 4, 1935)	April	1958	Joined The Mitsubishi Bank, Ltd.	—
		June	1986	Director of The Mitsubishi Bank, Ltd.
		June	1989	Managing Director of The Mitsubishi Bank, Ltd.
		June	1994	Senior Managing Director of The Mitsubishi Bank, Ltd.
		April	1996	Senior Manging Director of The Bank of Tokyo-Mitsubishi, Ltd.
		May	1997	Deputy President of The Bank of Tokyo-Mitsubishi, Ltd.
		June	2000	President of The Bank of Tokyo-Mitsubishi, Ltd.
		June	2000	Corporate Auditor of Tokio Marine (outside corporate auditor)
		April	2001	President of Mitsubishi Tokyo Financial Group, Inc.
		April	2002	Retired from his position as Corporate Auditor of Tokio Marine (outside corporate auditor)
		April	2002	Corporate Auditor of Millea Holdings (outside corporate auditor) (to present)
		June	2004	Chairman of The Bank of Tokyo-Mitsubishi, Ltd.
		June	2004	Director of Mitsubishi Tokyo Financial Group Ltd.
		Oct.	2005	Director of Mitsubishi UFJ Financial Group, Inc.
		Jan.	2006	Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (to present)
		June	2006	Retired from his position as Director of Mitsubishi UFJ Financial Group, Inc.
		(Representation of other companies)
		Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Name (Date of birth)	Brief personal history, position, responsibilities and representation of other companies			Number of Company’s shares held

02.	Yasuo Yaoita (November 13, 1947)	May June	1970 2000	Joined Tokio Marine Director and General Manager of Corporate Planning Dept. of Tokio Marine	23,435 shares
		Oct.	2001	Director and General Manager, Corporate Planning Dept. of Tokio Marine
		April	2002	Retired from his position as Director of Tokio Marine
		April	2002	Managing Director and General Manager of Corporate Planning Dept. of Millea Holdings
		April	2003	Managing Director and General Manager of Merger Planning Dept. of Millea Holdings
		Oct.	2004	Managing Director of Millea Holdings
		June	2005	Senior Managing Director of Millea Holdings
		June	2006	Standing Corporate Auditor of Tokio Marine & Nichido (to present)
		June	2006	Retired from his position as Senior Managing Director of Millea Holdings

Notes:  1.     Mr. Shigemitsu Miki is a candidate for outside corporate auditor.

2.	The reason for proposing Mr. Shigemitsu Miki as a candidate for outside corporate auditor is that he would be expected to fulfill his audit functions based on his insight as a company manager, acquired through many years of experience in a management role.

3.	Mr. Shigemitsu Miki serves as an outside corporate auditor of Mitsubishi Motors Corporation (“Mitsubishi Motors”). During Mr. Miki’s term, Mitsubishi Motors failed to carry out a product recall in a proper and timely manner. Mr. Miki was not aware of the failure before it was discovered. However, he had been calling attention to compliance issues at the board meetings of Mitsubishi Motors on a regular basis. After the discovery, he has performed his duty through directing a thorough investigation into the failure and directing an implementation of measures to prevent a recurrence.

4.	Mr. Shigemitsu Miki will have served as an outside corporate auditor for 5 years and 3 months at the close of this Meeting.

5.	In accordance with the provisions of Article 427, paragraph 1 of the Corporation Law, the Company has entered into an agreement with Mr. Shigemitsu Miki to limit his liability provided for in Article 423, paragraph 1 of the Corporation Law. The limitation of liability under the agreement shall be the higher of either 10 million yen or the amount provided in Article 425, paragraph 1 of the Corporation Law. The Company intends to maintain the agreement if Mr. Shigemitsu Miki is elected as proposed.

Item 4. Appointment of an Independent Auditor

On May 10, 2006 the Financial Services Agency imposed on ChuoAoyama PricewaterhouseCoopers (“ChuoAoyama”) (currently, MISUZU Audit Corporation), the Company’s former independent auditor, a two-month suspension of auditing services from July 1, 2006 to August 31, 2006. As a result, ChuoAoyama lost its capacity to serve as the Company’s independent auditor under Japanese law as of July 1, 2006.

In response to these developments, the Board of Corporate Auditors made a determination to appoint a temporary independent auditor to avoid a prolonged absence of the Company’s independent auditor. Accordingly, on July 4, 2006, the Board of Corporate Auditors appointed PricewaterhouseCoopers Aarata (“Aarata”) as the Company’s temporary independent auditor under Japanese law. Aarata assumed the position as of July 5, 2006.

The Company considers that Aarata would be appropriate as the Company’s independent auditor, taking into account their audit quality, governance framework and degree of independence, as well as their standard of performance in providing audit services as a temporary independent auditor. Accordingly, the Company proposes to appoint Aarata as the Company’s independent auditor effective as of the close of this Meeting.

The submission of this item has been approved by the Board of Corporate Auditors.

The candidate for the Company’s independent auditor is as follows:

Name of the independent auditor	PricewaterhouseCoopers Aarata (“Aarata”)
Location of the office	Sumitomo Fudosan Mita Twin Building, East Tower, 2-8, Shibaura 4-chome, Minato-ku, Tokyo
History	June 2006 Establishment of Aarata July 2006 Commencement of business operations
Outline	- Number of staffs (As of March 31, 2007)
	Partners CPAs and Assistant CPAs U.S. CPAs and other professionals Clerks Total	90 485 473 101 1,149
- Number of corporate clients (As of March 31, 2007) 842 companies

Item 2

THIS DOCUMENT IS INTENDED FOR INFORMATIONAL PURPOSES ONLY.

Please do not submit your vote on this form.

English translation of the “Japanese Voting Card”

I hereby exercise my voting rights as follows for each proposed resolution at the 5th Ordinary General Meeting of Shareholders of Millea Holdings, Inc., which will be held on June 25, 2007.

June , 2007
Number of voting rights:

Proposals to be acted upon:

Item 1:	For ☐		Against ☐

Item 2:	For ☐	(Except )	Against ☐

Item 3:	For ☐	(Except )	Against ☐

Item 4:	For ☐		Against ☐

If you return this voting card without a valid indication of a vote for or against any of the foregoing proposed items, you will be deemed to have voted for such proposal. Millea Holdings, Inc.

English translation of the instructions to the “Japanese Voting Card”

1. When you attend the General Meeting of Shareholders, please submit this voting card to the receptionist at the Meeting.

2. If you cannot attend the Meeting, please vote either by completing and returning this voting card or by following the procedures for voting via the Internet.

-	Voting by returning the voting card

(a) If you choose to vote by using this voting card, please return the card indicating whether you vote for or against the proposals. The voting card must be received by 5:00 p.m., June 22, 2007.

(b) If you wish to vote against some but not all of the candidates under proposed items 2 and 3, please check the “For” column and indicate such candidate(s) whom you are voting against by filling in the number(s) corresponding to such candidate(s), as set forth in items 2 and 3 of the accompanying reference materials, after the word “Except”.

-	Voting via the Internet

If you choose to vote via the Internet, please access http://www.evote.jp/ and follow the procedures shown on the screen.

Millea Holdings, Inc.